Form 40-F
period 2006-12-31
Systems Xcellence Inc.
filed 2007-03-29
CIK 1363851

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 000-52073

SYSTEMS XCELLENCE INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

7372

(Primary Standard Industrial Classification Code Number (if applicable))

75-2578509

(I.R.S. Employer Identification Number (if applicable))

2441 Warrenville Road, Suite 610
Lisle, Illinois 60532
(630) 577-3100

(Address and telephone number of Registrant’s principal executive offices)

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7715

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
Common Shares (no par value)	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form	☒ Audited annual financial statements

At December 31, 2006, the Registrant had outstanding 20,444,490 Common Shares (no par value).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
YES    ☐    NO    ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
YES    ☒    NO    ☐

EXPLANATORY NOTE

Systems Xcellence Inc. (the “Corporation”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 hereunder.

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciles such statements to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in U.S. dollars. The exchange rate of U.S. dollars into Canadian dollars, on December 29, 2006, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = U.S.$0.8582.

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” about the Corporation’s expectations, beliefs, plans, objectives, assumptions or future events or performance. These statements include, among others, statements regarding the Corporation’s future financial position, strategy, market opportunities, projected costs and estimated expenditures. These statements are often, but not always, made through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “anticipate”, “believe”, “estimate”, “intend”, “plan”, “project”, “would” and “outlook” or the negative or other variations of these words or comparable words or phrases. These forward looking statements are not historical facts, and are subject to a number of risks and uncertainties. Certain of these risks and uncertainties are beyond the Corporation’s control. Accordingly, the Corporation’s actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this annual report.

The risk factors referred to in the “Risk Factors” section of the Corporation’s Annual Information Form for the year ended December 31, 2006, a copy of which has been filed as an exhibit hereto could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Corporation does not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Corporation to predict all of such factors. Further, the Corporation cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of the Corporation’s existing customers and contracts, the Corporation’s ability to market its products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of the Corporation’s key personnel, the Corporation’s customers continuing to process transactions at historical levels, that the Corporation’s systems will not be interrupted for any significant period of time, that the Corporation’s products will perform free of major errors, the Corporation’s ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of the Corporation’s business.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the year ended December 31, 2006 is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2006 and 2005, including the report of KPMG LLP (“KPMG”) with respect thereto, are filed as Document 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and U.S. GAAP, see Note 15 of the Corporation’s audited consolidated financial statements.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations is filed as Document 3 and incorporated by reference in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Corporation’s principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (“Commission”) rules and forms, and is accumulated and communicated to management, including the Corporation’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation and its subsidiaries to disclose material information otherwise required to be set forth in the Corporation’s periodic reports. The Corporation’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Corporation files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including a reconciliation to U.S. GAAP.

Under the leadership of its CFO, Jeffrey Park, the Company has designed and implemented a number of changes in the Company’s internal control over financial reporting during the most recent interim period. These changes relate to matters that are not uncommon for an organization of the Company’s size. These changes have addressed procedures, segregation of duties and documentation in areas including general controls, IT controls, revenue recognition and tax. The CEO and CFO have provided certifications regarding any material deficiencies in the Company’s financial reporting for the year ended December 31, 2006.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2006 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Corporation’s Board of Directors has determined that Philip R. Reddon is “audit committee financial expert,” as defined in Form 40-F. Mr. Reddon is “independent” within the meaning of corporate governance standards of the Nasdaq Global Market (“Nasdaq”) applicable to the Corporation.

The Corporation’s Audit Committee complies with the corporate governance requirements as prescribed by the Toronto Stock Exchange (the “TSX”). The TSX requirement is that the Audit Committee be composed only of directors who are independent under MI 52-110, being directors who are free of any material relationship with the Corporation. The Corporation’s Board of Directors has determined that all of the members of the Corporation’s Audit Committee are independent pursuant to MI 52-110.

CODE OF ETHICS

The Corporation has adopted written codes of ethics for its directors and employees and entitled “Code of Business Conduct and Ethics” (the “Code”) The Code includes, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers. Copies of the Code may be obtained upon request, without charge, from the Corporation’s Secretary at 2441 Warrenville Road, Suite 610, Lisle, Illinois 60532, telephone (630) 577-3100.

No amendments to the Codes were adopted during the year ended December 31, 2006. No “waiver” or “implicit waiver,” as such terms are defined in the Form 40-F, were granted relating to any provision of the Codes during the year ended December 31, 2006.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "External Auditor Service Fees" in the Corporation's "Annual Information Form" for the year ended December 31, 2006.

Pre-Approval Policies and Procedures:

All services to be performed by the Corporation’s auditors must be approved in advance by the Audit Committee. The policy requires the pre-approval by the Audit Committee of all audit and permitted non-audit services provided by the external auditor, other than any de minimis permitted non-audit services allowed by applicable law or regulation that are approved by the Audit Committee prior to the completion of the audit.

Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2006, $839,000, or 100% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any off-balance sheet arrangements or derivative financial instruments.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Contractual Obligations" in the Corporation's "Management's Discussion and Analysis" for the year ended December 31, 2006.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual financial statements. As of the date of this annual report on Form 40-F, the members of the Audit Committee are Messrs. Davis, Reddon and Ryan.

NASDAQ CORPORATE GOVERNANCE

The Corporation’s common shares are listed on Nasdaq. Under Rule 4350(a) of the Nasdaq Stock Market Rules (the “Nasdaq Rules”), a foreign private issuer may follow its home country practice in lieu of certain of the corporate governance requirements of the Nasdaq Rules. A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 of the Nasdaq Rules shall disclose in its annual reports filed with the Commission each requirement of Rule 4350 of the Nasdaq Rules that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to Nasdaq Rules is as follows:

•
Shareholder Meeting Quorum Requirement: The meeting quorum requirement under Rule 4350(f) for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 4350(f) of the Nasdaq Rules requires that an issuer listed on Nasdaq state its quorum requirement in its bylaws. The Corporation’s quorum requirement is set forth in its bylaws. A quorum for a meeting of the Corporation’s shareholders is two persons present in person or by proxy who together hold not less than 5% of the Corporation’s common shares.

•
Proxy Delivery Requirement: Nasdaq Rules requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Corporation filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on June 6, 2006, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. The Form F-X is incorporated herein by reference.

Any further change to the name or address of the agent for service of process of the Corporation shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Corporation.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

1.	Annual Information Form of the Corporation for the year ended December 31, 2006.

2.	Consolidated financial statements of the Corporation for the years ended December 31, 2006 and 2005 together with the Auditors' report thereon, are exhibits to and form a part of this annual report.

3.	Management's Discussion and Analysis of Financial Conditions and Results of Operations.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on June 6, 2006, and hereby incorporated by reference herein)

99.2	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.4	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.6	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMS XCELLENCE INC.

By:	/s/ GORDON S. GLENN
Name: Gordon S. Glenn
Title: Chairman and Chief Executive Officer

By:	/s/ JEFFREY PARK
Name: Jeffrey Park
Title: Chief Financial Officer and Senior Vice President, Finance

Date: March 23, 2007

SYSTEMS XCELLENCE INC.

ANNUAL INFORMATION FORM

In respect of the twelve month period ended
December 31, 2006

March 23, 2007

TABLE OF CONTENTS

ITEM 1.	CORPORATE STRUCTURE	4
1.1	NAME AND INCORPORATION	4
1.2	INTERCORPORATE RELATIONSHIPS	4
ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS	5
2.1	HISTORY OF THE CORPORATION	5
2.2	THE CORPORATION’S SOLUTIONS	6
2.3	ACQUISITIONS AND DISPOSITIONS	7
ITEM 3.	BUSINESS OF THE CORPORATION	8
3.1	THE CORPORATION’S BUSINESS STRATEGY	8
3.2	INDUSTRY OVERVIEW	9
3.3	PRODUCTS, SOLUTIONS AND SERVICES	12
3.4	COMPETITIVE CONDITIONS	14
3.5	COMPETITIVE STRENGTHS	15
3.6	CLIENT SEGMENTS	16
3.7	OTHER CORPORATE INFORMATION	17
3.8	DIVIDEND RECORD AND POLICY	18
ITEM 4.	CAPITAL STRUCTURE	18
ITEM 5.	MARKET FOR SECURITIES	18
ITEM 6.	DIRECTORS AND SENIOR OFFICERS	19
6.1	DIRECTORS AND OFFICERS	19
6.2	AUDIT COMMITTEE	21
6.3	PRE-APPROVAL POLICIES AND PROCEDURES	22
6.4	EXTERNAL AUDITOR SERVICE FEES	22
ITEM 7.	ADDITIONAL INFORMATION	22
7.1	LEGAL PROCEEDINGS	22
7.2	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	22
7.3	TRANSFER AGENT AND REGISTRAR	22
7.4	MATERIAL CONTRACTS	22
7.5	INTERESTS OF EXPERTS	23
ITEM 8.	RISK FACTORS	23
ITEM 9.	ADDITIONAL INFORMATION	34

Comments Regarding Figures Contained in this Document

In this Annual Information Form, all references to specific years are references to the fiscal years ended December 31, 2006, 2005 and 2004, respectively. All references to “$” or “dollars” are references to US dollars unless otherwise specified. Throughout this Annual Information Form Canadian dollars are referenced as “C$”. On June 5, 2006, the Corporation effected a four-to-one share consolidation. Except as otherwise noted, all information in this Annual Information Form reflects this share consolidation.

Information Obtained from Public Sources

Certain of the information contained in this Annual Information Form has been obtained from publicly available information from third party sources. The Corporation has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Corporation has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains “forward-looking statements” about the Corporation’s expectations, beliefs, plans, objectives, assumptions or future events or performance. These statements include, among others, statements regarding the Corporation’s future financial position, strategy, market opportunities, projected costs and estimated expenditures. These statements are often, but not always, made through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “anticipate”, “believe”, “estimate”, “intend”, “plan”, “project”, “would” and “outlook”. These forward looking statements are not historical facts, and are subject to a number of risks and uncertainties. Certain of these risks and uncertainties are beyond the Corporation’s control. Accordingly, the Corporation’s actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this Annual Information Form, and particularly in the section entitled “Risk Factors”.

Some of the key factors that have a direct bearing on the Corporation’s results of operations are:

(a)	the Corporation’s future growth is dependent on further market acceptance and increased market penetration of its products;

(b)	consolidation in the healthcare industry could materially adversely affect the Corporation’s business, financial condition and results of operations;

(c)	software products such as the Corporation’s are susceptible to undetected errors or similar problems, which may cause the Corporation’s systems to fail to perform properly;

(d)	the Corporation’s business strategy of expansion through acquisitions may result in unexpected integration costs, loss of acquired business and/or dilution to existing shareholders;

(e)
the Corporation’s future success depends upon its ability to grow, and it is unable to manage its growth effectively, it may incur unexpected expenses and be unable to meet its customers’ requirements;

(f)	if the Corporation is unable to compete successfully, its business, financial condition and results of operations will be adversely affected;

(g)	the Corporation has limited experience with its informedRx expanded service offering, which could constrain its profitability;

- i -

(h)	the Corporation may be liable for the consequences of the use of incorrect or incomplete date that it provides;

(i)	it is difficult to predict the length of the sales cycle for the Corporation’s healthcare software solutions;

(j)	the Corporation’s operations are vulnerable to interruption by damage from a variety of sources, many of which are not within the Corporation’s controls;

(k)	the Corporation is dependent on key customers;

(l)	the Corporation’s business depends on its intellectual property rights, and if it is unable to protect them, its competitive position may suffer;

(m)
the Corporation may become subject to claims that it infringes the intellectual property rights of others, which, even if not successful, could have a material adverse impact on the Corporation’s business;

(n)
the Corporation may be unable to obtain, retain the right to use or successfully integrate third-party licensed technologies necessary for the use of the Corporation’s technology, which could prevent the Corporation from offering the products and services which depend upon those technologies;

(o)
the Corporation is subject to a number of existing laws, regulations, and industry initiatives, non-compliance with which could adversely affect its business, financial condition and results of operations;

(p)	future changes in law or regulations in the healthcare industry could adversely affect the Corporation’s business;

(q)	if the Corporation is characterized as a passive foreign investment company, its shareholders may be subject to adverse US federal income tax consequences;

(r)	the Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation;

(s)
if the Corporation’s security is breached, outsiders could gain access to information the Corporation is required to keep confidential, the Corporation could be subject to liability and customers could be deterred from using the Corporation’s services;

(t)
the Corporation is highly dependent on senior management and key employees. Competition for its employees is intense, and the Corporation may not be able to attract and retain the highly skilled employees that it needs to support its business;

(u)	the Corporation’s actual financial results may vary from its publicly disclosed forecasts;

(v)	the Corporation may experience fluctuations in its financial results because of timing issues associated with its revenue recognition policy;

(w)	the Corporation may not have sufficient liquidity to fund its future capital requirements, and it may not be able to access additional capital;

(x)	if the Corporation is required to write off goodwill or other intangible assets, its financial positions and results of operations would be adversely affected; and

(y)
the Corporation’s tax filings are subject to possible review, audit/or reassessment and it may be liable for additional taxes, interest or penalties if the final tax outcome is different from those provided for in its filings.

- ii -

The factors described above and the risk factors referred to in “Risk Factors” could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Corporation does not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Corporation to predict all of such factors. Further, the Corporation cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of the Corporation’s existing customers and contracts, the Corporation’s ability to market its products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of the Corporation’s key personnel, the Corporation’s customers continuing to process transactions at historical levels, that the Corporation’s systems will not be interrupted for any significant period of time, that the Corporation’s products will perform free of major errors, the Corporation’s ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of the Corporation’s business.

For a discussion of important risks of an investment in the Corporation’s securities, including factors that could cause actual results to differ materially from results suggested in the forward-looking statements, you should carefully consider the information set forth under the caption “Risk Factors”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Information Form might not occur or might not occur when stated.

- iii -

ITEM 1.	CORPORATE STRUCTURE

1.1	Name and Incorporation

Systems Xcellence Inc. (“SXC” or the “Corporation”) was formed by Articles of Amalgamation under the Canada Business Corporations Act dated August 1, 1995 when Systems Xcellence Inc. and Systems Xcellence, Ltd. amalgamated.

The corporate head office of the Corporation is located at 2441 Warrenville Road, Suite 610, Lisle, Illinois 60532-3642 and the registered office of the Corporation is located at 555 Industrial Drive, Milton, Ontario, L9T 5E1.

1.2	Intercorporate Relationships

The following chart sets forth the names of the material subsidiaries of the Corporation, their respective jurisdictions of incorporation and the Corporation’s percentage of voting and equity interest therein. Unless otherwise indicated herein, the term the “Corporation” means collectively the Corporation and its subsidiaries.

Item 2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	History of the Corporation

SXC is a leading provider of pharmacy dispensing and benefits processing solutions to the North American pharmaceutical benefits industry. By combining web-enabled, real-time transaction processing technology with business consulting expertise and technical services, SXC provides advanced on-line transaction processing (“OLTP”) solutions for the provision of drug benefits from the providers through to the payor organizations. The Corporation develops, markets and supports proprietary electronic transaction processing and related systems. The Corporation’s product offerings and solutions combine a wide range of software applications and professional services which are designed for health benefit management organizations including pharmacy benefit management organizations (“PBMs”), managed care organizations (“MCOs”), eHealth companies, independent and mail-order pharmacies, and retail pharmacy chains. The Corporation deploys OLTP technology to deliver real-time, paperless information technology solutions to many of the largest companies in the United States’ pharmaceutical benefits industry.

The Corporation has secured significant software license development and maintenance contracts with several leading pharmaceutical benefits companies, including PCS Health Systems (now, Caremark) in 1997, Walgreen Co. and CVS Corporation in 1999, two of the largest retail pharmacy operators in the United States, and First Health Group, a significant preferred provider organization (a “PPO”) in the United States, in 2000 and again in 2002 (First Health Group was acquired by Coventry Health in 2005.)

In calendar 2000, the Corporation established its application service provider (“ASP”) offering in Scottsdale, Arizona to provide its proprietary software to customers as a service on a fee per transaction basis. The ASP offering was significantly enhanced with the 2001 acquisition of ComCoTec, Inc. (see “Acquisitions and Dispositions”). ComCoTec was a leading developer of software solutions and ASP services for the U.S. pharmaceutical benefits and managed care industries. ComCoTec had been in the pharmacy systems business since 1981 and was processing for customers such as PharmaCare (the PBM subsidiary of CVS Corporation), Sierra Health Systems and BlueCross BlueShield of Arizona.

On June 27, 2003, the Corporation completed an underwritten private placement of 961,538 of the Corporation’s common shares (the “Common Shares”) at a price of C$5.20 per share for gross proceeds of C$5.0 million. Proceeds of the private placement were used for working capital purposes.

On December 17, 2004, the Corporation completed a private placement of 2,777,800 special warrants at a price of C$5.40 per special warrant for gross proceeds of C$15.0 million. Proceeds of the private placement were used for the acquisition of Health Business Systems, Inc. (“HBS”) (see “Acquisitions and Dispositions”), a leading provider of retail pharmacy management systems and workflow technology. Each special warrant was exercised for one Common Share of the Corporation, without the payment of any additional consideration, on December 22, 2004.

Also in connection with the acquisition of HBS, the Corporation amended and increased its senior secured credit facility by $6.0 million to $13.6 million. The amended terms of its credit facility included a new six-year term with quarterly principal payments commencing on December 31, 2005 and maturing on December 31, 2010, up to a 200 basis-point interest rate reduction compared to the Corporation’s then existing credit facility, dissolution of the $1.0 million revolving credit facility, and a prepayment penalty on the outstanding principal balance of 2.5% during the first year and 1.5% during the second year.

On May 9, 2005, Systems Xcellence International LLC, a wholly-owned indirect subsidiary of the Corporation, was dissolved.

On May 31, 2005, the Corporation completed the sale and leaseback of its Milton, Ontario headquarters facility for approximately $2,343,000. The net proceeds after repayment of the mortgage on the building were approximately $1,585,000. The Corporation recorded a gain of $626,342 on the sale. The Corporation agreed to lease back 8,100 square feet of the facility (which represents a minor portion of the property sold) for a three-year term with one three-year renewal period option.

Effective September 30, 2005, the Corporation, through its wholly-owned subsidiary, SXC Health Solutions, Inc., acquired certain assets of Ohio-based Pharmaceutical Horizons, Inc. (“PHI”) in a cash transaction. The Corporation acquired the intellectual property and selected personnel that support PHI’s pharmaceutical manufacturer contracts and rebate processing services.

On November 29, 2005, the Corporation completed an underwritten public offering of 2,250,000 Common Shares at a price of C$10.00 per Common Share for total gross proceeds of C$22,500,000. Proceeds from the offering were used for general corporate purposes and to support the Corporation’s growth initiatives.

On June 5, 2006, the Corporation filed articles of amendment effecting a consolidation of its Common Shares on the basis that each four outstanding Common Shares became one post-consolidation Common Share.

On June 22, 2006, the Corporation completed an underwritten public offering of 3,200,000 Common Shares at a price of C$13.50 per share in Canada. The Common Shares were also sold in the United States at a price of $12.08 per share for total gross proceeds of $38,659,680. In connection with this offering, the Corporation’s Common Shares were listed on the Nasdaq Global Market (“NASDAQ”). Subsequently, on July 2, 2006, the Corporation used a part of the proceeds from this public offering to repay its senior secured credit facility (described above). The Corporation paid $12.8 million to retire the credit facility.

2.2	The Corporation’s Solutions

The Corporation is a leading provider of healthcare information technology solutions and services to providers, payers and other participants in the pharmaceutical supply chain in North America. The Corporation’s product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. The Corporation’s solutions are available on a transaction fee or license basis with on-going maintenance and support. The Corporation’s payer customers include over 70 MCOs, Blue Cross/Blue Shield (“BCBS”) organizations, government agencies, employers and intermediaries such as PBMs. The Corporation’s provider customers include installations in over 1,400 independent, regional chain, institutional and mail-order pharmacies. The solutions offered by the Corporation’s services are intended to assist both payers and providers to manage the complexity and reduce the cost of their prescription drug programs and dispensing activities.

The Corporation’s benefit management services and software solutions offer the Corporation’s customers several options for building and managing flexible, cost-effective prescription drug programs. The Corporation’s software solutions include pharmacy benefit management, claims adjudication, business intelligence, member web portal, and manufacturer rebate contract management systems. These solutions can be procured on a transaction-fee basis and run from the Corporation’s ASP center in Lisle, Illinois or paid for on a licence-fee basis. Under either model, the Corporation’s benefit management system provides instant on-line adjudication of third-party prescription drug claims at the point of service, pharmacy payments, customer billings and real-time functionality for maintaining benefit, price, member, provider and drug information. In addition to software and related ASP processing solutions, the Corporation offers its informedRx suite of pharmacy benefit management services which include development of customized prescription benefit plans, determination of patient eligibility for prescription benefits, adjudication of claims, review of drug utilization, web services for members, management of pharmacy networks, contracting for manufacturer rebates and clinical support programs. informedRx provides customers their choice of either full-service or à la carte pharmacy benefit management solutions and features transparent pricing that helps to ensure that the Corporation’s customers maximize cost-savings in their drug benefit programs. In 2005, the Corporation’s revenue from payer customers was approximately $34 million, or 63% of its total revenue.

The Corporation’s provider offerings assist its customers in managing the increased volume of in-store transactions and rising employee workloads resulting from the growing utilization of prescription drugs and industry-wide shortage of pharmacists. The Corporation’s provider suite of products includes pharmacy practice management solutions, point-of-sale applications and related prescription fulfillment services, which can be integrated with other pharmacy and patient management solutions for full enterprise-wide control. These solutions are aimed at generating store-level and corporate efficiencies for dispensing prescriptions, centralized product and patient reporting, third-party payment processing, drug interaction review, and inventory control. The Corporation’s standard and customized reporting capabilities are designed to meet government guidelines and business management requirements.

The Corporation’s total revenue is comprised of revenue from transaction processing, maintenance, systems sales, and professional services. For 2006, the Corporation’s total revenue was approximately $80.9 million. The Corporation’s transaction processing and maintenance revenues are generally recurring in nature, as most of the Corporation’s contracts for these services are for multiple year terms and typically renew automatically. For 2006, the Corporation’s revenue from these contracts was approximately $53.7 million, or 66% of its total revenue. Increasing the Corporation’s base of transaction processing and maintenance revenue continues to be an important strategic goal.

2.3	Acquisitions and Dispositions

The Corporation made no significant acquisitions or dispositions in 2006 as the Corporation focused its efforts on supporting its significant organic growth. However, the Corporation continually seeks to expand its offerings and further its strategic goals. Acquisitions, including the acquisition of HBS described below, are one of the ways undertaken to achieve these objectives.

Acquisition of Health Business Systems, Inc.

On December 17, 2004 (the “Closing Date”), SXC Health Solutions, Inc. (“SXC Health”) (formerly Systems Xcellence USA, Inc.), a wholly-owned subsidiary of the Corporation, purchased all the outstanding shares of HBS, a leading provider of retail pharmacy management systems and workflow technology. The transaction increased SXC’s revenue earned from the pharmacy market, enhanced the functionality of the Corporation’s pharmacy offerings and added to the Corporation’s recurring revenue base. The transaction was financed through a combination of working capital, an increased credit facility secured by the Corporation and cash raised via a private placement equity offering.

Under terms of the purchase agreement (the “Agreement”), SXC Health has agreed to pay up to $20.0 million in cash for HBS, with the final purchase price subject to working capital adjustments and an additional $4.0 million of contingent consideration dependent upon HBS achieving certain calendar 2004 and 2006 financial earn-out targets (the “Earn-Out”). On the Closing Date, SXC Health paid $2.0 million, which was being held in an interest-bearing escrow account pursuant to the terms of the Agreement and issued notes of $18.0 million to the shareholders of HBS. On January 3, 2005, SXC Health paid $18.0 million in cash in settlement of the notes.

On May 31, 2005, SXC Health paid $2,375,794 to the former shareholders of HBS, of which $2.0 million contingent consideration was the financial 2004 Earn-Out payment and $375,794 was the working capital payment. The amount was recorded as additional purchase price consideration. On June 1, 2005, SXC Health paid a further $2.0 million to a second interest-bearing escrow account which is due to the former HBS shareholders on December 31, 2006, subject to specified earn-out targets being met. At September 30, 2006, it was determined that the specified earn-out targets would most likely be met during the fourth quarter of 2006 and, therefore, the $2 million was reclassified from “Other assets” to “Goodwill and other intangible assets.”

ITEM 3.	BUSINESS OF THE CORPORATION

3.1	The Corporation’s Business Strategy

The Corporation’s objective is to enhance its position as a leading provider of healthcare information technology solutions and pharmacy benefit management services to the pharmaceutical supply chain in the US and Canada. The Corporation’s primary strategies are:

Expand the breadth of the Corporation’s informedRx services for health plans, self-insured employers and government agencies that sponsor pharmacy benefit plans

Within the Corporation’s informedRx suite of products, it has several key initiatives underway which the Corporation believes will help it to expand its revenue per claim and make the Corporation more competitive in the broader market. The Corporation has in recent years built the informedRx suite beyond its claims processing capabilities to offer competitively priced pharmacy networks, manufacturer rebate contracts and clinical programs, to enable the Corporation’s customers to have more control over their drug spending. With the Corporation’s diversified product portfolio and the market demand for greater transparency in pricing of prescription drugs, the Corporation believes it is in an ideal market environment for informedRx to prosper.

Provide additional informedRx services to the Corporation’s existing payor customer base

Based on the success the Corporation has had to date with informedRx, it intends to sell additional services to the Corporation’s existing customers through its Corporation’s informedRx suite of products. The Corporation may also make capital investments in technology to further improve the quality of its products. By providing a broader range of services, the Corporation believes that it can increase its customer base and the breadth of products utilized by each customer, thereby increasing the Corporation’s revenue base.

Focus the Corporation’s provider sales activities on the small to mid-size retail chain marketplace

There is currently an acute shortage of pharmacists in the US. To cope with this shortage, pharmacies are turning to technology to help manage workflow processes and more efficiently manage resources across their retail outlets. According to the National Association of Chain Drug Stores (“NACDS”), there are over 55,000 retail pharmacies in the United States, including approximately 17,900 independent, 20,800 chain, 9,800 supermarket, and 6,700 mass merchant pharmacies which processed approximately 3.6 billion transactions in 2005. With the integration of HBS in 2005, the Corporation believes that it is uniquely positioned in the industry to provide chain pharmacies with highly versatile pharmacy systems and technology to more effectively manage increased volumes more efficiently.

Continue to lead through product innovation built on superior technology

The Corporation plans to continue to be an innovator in the development of pharmaceutical benefits information technology solutions. The Corporation intends to develop solutions and services that allow payer customers more enhanced financial, operational and decision-making control and more personalized services. The Corporation plans to broaden the functionality of its product offerings to address the particular needs of payers and providers, which improves the value proposition of the Corporation’s offerings and also allows the Corporation to scale its operations without incurring additional expense. The Corporation has dedicated significant resources toward the development and continuous improvement of its products.

Further broaden the Corporation’s markets and offerings by pursuing significant strategic acquisitions

The Corporation continues to explore strategic acquisitions to add new services and/or new markets to grow its business more rapidly. The Corporation’s successful track record of strategic acquisitions to date has helped to make it a leading provider of information technology solutions and services to participants in the pharmaceutical supply chain. Since 2001, the Corporation has completed three acquisitions: ComCoTec, HBS, Inc. and Pharmaceutical Horizons, Inc. The Corporation will continue to evaluate additional acquisition opportunities and may pursue acquisitions of other complementary businesses, technologies or other assets to enhance its business strategy.

3.2	Industry Overview

The Corporation believes the key market factors that influence spending on information technology solutions and services by participants in the pharmaceutical supply chain are the amount spent on prescription drugs and the associated volume of prescription drugs dispensed and insurance claims processed each year. According to IMS Health (“IMS”), approximately 3.6 billion pharmacy prescriptions were written and filled in the United States during 2005 - representing a retail value in excess of $251 billion. Based on the factors described below, the Corporation expects drug utilization rates to continue to rise in the future. The Corporation estimates that the current market opportunity for information technology and services in its industry approximates $4.5 billion annually, and is growing at a rate in excess of the drug utilization rate alone due to the following factors:

Aging population. According to the US Census Bureau, the US population is expected to age rapidly through 2030, when 19.5% of the population will be over the age of 65, compared to 12.0% in 2000. Older Americans require more medications than their younger counterparts - often 20 to 40 prescriptions annually, according to the Centers for Medicare and Medicaid Services (“CMS”). The increase in prescriptions due to an aging population is expected to drive demand for senior-focused clinical programs and benefit plans, as well as information technology decision support tools to facilitate on-line analytical assessment of specific population trends, which will address the pharmacy benefit management needs of an aging population.

Rising drug prices. According to the NACDS, the average prescription price in the US was $64.86 in 2005, a 2.0% increase over 2004, the average brand name prescription was $101.71 in 2005, a 7.1% increase over 2004, and the average generic drug prescription was $29.82 in 2005, a 3.3% increase over 2004. Industry solutions to counter rising drug prices include supporting clinical programs that help promote generic and clinically equivalent, lower-cost preferred drug products, utilization management programs, such as prior authorization and step-therapy, to help ensure that patients who can benefit from therapies are identified and that cost-effective treatment is encouraged, and tools to identify clinically appropriate, cost-saving opportunities.

Growth of “me too” and “life-style” drugs. Another contributing factor to rising drug costs, and part of the challenge payer customers face today, is making coverage decisions for new, higher-cost brand name drugs including what are known as “me too” and “life-style” drugs. “Life-style drugs”, such as allergy, acid reflux, depression, erectile dysfunction and weight control medication and “me too” drugs that are modified versions of existing brand drugs that typically offer little in terms of new clinical benefit, require focused but flexible plan management. The popularity of these drugs is expected to drive pharmaceutical supply chain solutions that include flexible benefit programs that balance a member’s desires and prudent cost control in order to ensure safe, effective and appropriate drug use.

Direct-to-consumer advertising. According to IMS, pharmaceutical manufacturers spent over $11.9 billion in sales and marketing related activities in 2004, much of it devoted to “life-style” drugs. The Corporation believes that the rapid increase in direct-to-consumer advertising for prescription drugs has had a significant impact on drug spending and prescribing. According to IMS, spending on direct-to-consumer advertising, typically to advertise newer, higher-priced drugs, was 15 times greater in 2004 than in 1994. Pharmaceutical benefit management program solutions help to ensure appropriate drug use, and real-time web-based tools provide consumers easy access to plan-specific drug cost, quality and safety information to help identify lower cost clinically equivalent alternatives.

Shortage of registered pharmacists. According to the NACDS, the US labour pool for pharmacists has failed to keep pace with the growth of prescription drug use. There are currently over 7,500 openings for pharmacists in the retail pharmacy chain industry, and between 2004 and 2010, the supply of community pharmacists is expected to increase only 7.8% compared to an estimated 27% increase in the number of prescriptions dispensed. The Corporation expects that the shortage of pharmacists and the increased volume of prescriptions will continue to increase demand for information technology solutions that improve workflow and promote efficient pharmacy operations.

Medicare Part D. The Corporation believes that the introduction of the Medicare Part D outpatient prescription drug benefit is the most significant recent development affecting prescription drug coverage in the US. According to CMS, as of May 2006, over 37 million new beneficiaries have enrolled for coverage under the Medicare Part D prescription drug plan. Generally, Medicare Part D beneficiaries represent an older demographic of the population with a higher utilization rate of prescription drugs, thereby increasing the transactions processed. In addition to standard drug benefits, participating drug programs have offered a wide variety of benefit plans. While CMS is currently utilizing technical standards and processes that are already in common use in the pharmacy claims industry, the Corporation believes that significant new functionality will be needed to meet the future demands of this program. Medicare Part D has impacted the demand for information technology as the Corporation’s customers were required to update their systems, and the Corporation believes they will continue to require support to maintain these systems.

Pharmaceutical Supply Chain

The pharmaceutical supply chain consists of five stages:

•	diagnosis and prescription writing;

•	dispensing and claim generation;

•	receiving and forwarding of the claim;

•	benefit evaluation and claims processing; and

•	benefit management, drug cost evaluation and clinical outcomes management.

Diagnosis and prescription writing. The drug therapy process is initiated when a physician writes a prescription for a patient. Although the vast majority of prescriptions are still written on paper, several companies are developing electronic prescribing applications for use by physicians. These applications are designed to deliver point of prescribing real-time formulary look-up and contra-indication checking with the goal of improving safety and reducing the cost of drug therapy delivery. Physicians have recently begun to adopt e-prescribing technology in a significant way and there continues to be a number of competing industry initiatives underway to accelerate this outcome. A number of competing industry initiatives, including regulations under the Medicare Part D drug benefit program and connectivity offerings, continue to accelerate this outcome. Supporting healthcare information technology solutions contribute to the continued effective development and adoption of the trend to e-prescribing. The Corporation has been monitoring the development and adoption trends of this technology and will be supporting them primarily through client initiatives.

Dispensing and claim generation. Prescriptions written by physicians can reach a dispensing facility by electronic data interchange (“EDI”), fax, mail or, most commonly, by direct delivery by the patient at a retail pharmacy or submission via mail to a mail-order pharmacy. Dispensing facilities include retail, institutional, mail-order, and Internet pharmacies. In each case, the dispensing pharmacist evaluates the prescription for appropriateness of the therapy based on the drug type, dose amount and frequency, prior prescription history and disease and health conditions. The approved pharmaceutical is then dispensed and a claim for payment is generated. Payment of the claim can be made by the patient, an insurance company or some combination of the two. According to Frost Sullivan, over 90% of the 3.6 billion prescriptions written in the US in 2005 were adjudicated electronically in real-time. Providers benefit from software solutions that offer services and tools to better manage the entire workflow process involved in dispensing drugs and submission of claims. The Corporation’s RxSERVER® and RxEXPRESS® software and most recently, HBS software applications, offer services and tools to manage the entire workflow process involved in dispensing drugs and submission of claims in retail, mail order and managed care central fill pharmacies.

Receiving and forwarding of the claim. According to NACDS data, there are over 55,000 drug dispensing facilities in the US that need to interface with nearly 100 PBMs and over 1,000 payers, including health management organizations (“HMOs”), preferred payer organizations, and other MCOs. Specialized EDI connectivity solution providers, called “switches” or value added networks (“VANs”), provide connectivity solutions between dispensing facilities and payers. The claim is then evaluated by the payer and sent back via the VAN to the dispensing pharmacist with an appropriate response, indicating whether the claim is rejected or paid along with payment and clinical information. Pharmacy systems technology vendors offer claims switching services solutions for providers, enabling access to a central data repository, network-wide drug utilization review, prescription switching and unlimited reporting capabilities. The Corporation’s RxSERVER® applications provide claims switching services via direct EDI link, satellite, Internet and dial-up modem to its pharmacy customers.

Benefit evaluation and claims processing. The goal of benefit evaluation is to address four basic questions out of over 200 specific processes:

1.	Is the patient an active member of a valid drug benefit plan?

2.	Is the provider an approved member of the pharmacy network?

3.	Is the pharmaceutical to be dispensed an approved drug in the benefit definition for the member and is the quantity to be dispensed appropriate?

4.	Is the dispensed drug appropriate (when checked against a member’s prescription history, reported allergies and other health conditions)?

Benefit evaluation and claims processing technology solutions enable on-line, real-time answers to these questions and pricing when the claim forwarded by a provider to a processor produces a “yes” answer to the questions. The Corporation provides sophisticated OLTP solutions such as RxCLAIM® to manage this entire benefit evaluation and claims processing function.

Benefit management, drug cost evaluation and clinical outcomes management. This stage consists of a host of activities that may include employers, payors, providers and processors. The activities involve eligibility determination and enrolment, risk management, premium collection, benefit design, cost control measures, disease and clinical outcomes management and payment of pharmaceuticals and administrative services. Pharmacy supply chain solutions enable drug benefit plan administrators to manage all of these functions, including tools to aid payors to implement cost reduction protocols. In addition, the data generated from drug claim processing can be used by pharmaceutical manufacturers, MCOs, payers, employers and processors to manage risk, understand and control drug benefit costs, understand disease and clinical outcomes, monitor physician prescribing, target physician detailing, establish pharmaceutical formularies and rebates, reduce fraud and abuse and improve operational efficiencies. The Corporation’s health plan/insurance company clients use the various tools included in the RxCLAIM® product to implement cost reduction protocols to attempt to reduce drug benefit plan costs.

3.3	Products, Solutions and Services

Overview

The Corporation’s solutions address the challenges faced by the two primary participants in the pharmaceutical supply chain: payers and providers. The Corporation provides comprehensive pharmacy benefit management systems and services, pharmacy practice management systems and related prescription fulfillment services. The Corporation believes it is unique in that it can deploy its solutions as:

•	web-enabled technology - the Corporation provides on-line transaction processing solutions through web-enabled, real-time transaction processing technology;

•	ASP processing - solutions can be “rented” on a transaction or subscription basis from the Corporation’s data center in Lombard, Illinois;

•	software solutions - licensed software products can be bundled with systems implementation and consulting services and maintenance;

•	custom applications - the Corporation’s base technology can be coupled with its software development and systems integration services; and/or

•	informedRx - PBM services such as pharmacy network management can be provided to the Corporation’s customers using the Corporation’s own system software.

The Corporation’s provider and payer solutions are illustrated in the diagram below:

Payer Products and Services Offered by the Corporation

informedRx

The Corporation’s informedRx offering is a broad suite of à la carte pharmacy benefit management services that provide a flexible and cost-effective alternative to traditional PBM offerings typically employed by health plans, government agencies and employers. The informedRx suite provides healthcare benefit plan design, prescription drug claims adjudication, retail pharmacy network reimbursement contracts, flexible benefit design, prior authorization, drug utilization review, pharmaceutical manufacturer contracting and rebate management, and member web services as value-added services, all built around the Corporation’s pharmacy claims processing system, RxCLAIM. The Corporation also provides call center services (member, pharmacy and prior authorization help-desks) as well as clinical programs and consulting for the Corporation’s informedRx customers.

RxCLAIM suite

RxCLAIM is an on-line transaction processing system designed to provide instant on-line adjudication of third-party prescription drug claims at the point of service, including trouble-free claims management and cost-effective review, as well as payment and billing support and real-time functionality for updating benefit, price, member, provider and drug details. RxCLAIM is designed to provide the Corporation’s customers with automation efficiencies, flexibility and control by facilitating the real-time processing of pharmacy claims and payments against eligibility, plan benefits, formularies, price, drug utilization review, prior authorization and rebates in addition to many other features.

Other payer products

•	RxTRACK is a data warehouse and analysis system that delivers information to the desktop of health benefit plan providers, facilitating on-line analytical processing.

•
RxMAX is a rebate management system that is designed to assist health plans in managing their relationships with pharmaceutical manufacturers through contract management, record keeping, calculating market share, and creating billing details and summaries.

•	RxSERVER functions as a transaction exchange utility for the collection, control and sharing of prescription information between pharmacies within a participating group.

•
RxPORTAL and member web services comprise the Corporation’s Internet solutions for pharmacy benefit management. Both allow customers to interact with the RxCLAIM set-up in a secure environment, but in different manners depending on their specific needs and resources.

Provider Products and Services Offered by the Corporation

HBS Retail Pharmacy Management System

The HBS Retail Pharmacy Management System (“RPMS”) is designed to save time by minimizing keystrokes and eliminating manual calculations for quick response in a fast paced retail pharmacy environment. For commonly owned groups of pharmacies, the HBS Common Profile System offers all the features of the RPMS in addition to the ability to centralize the administration of all stores through a single central processing unit. The HBS Chain-Host System is designed for multi-site pharmacies that have a need to share central database information. In addition, HBS provides pharmacy management systems for institutional and mail-order pharmacies as well as a complete suite of services ranging from customer support and training, third-party data, hardware and technical support.

RxEXPRESS

RxEXPRESS is a pharmacy practice management application that provides information processing and workflow solutions supporting primarily mail-order, managed care and high volume central fill pharmacies. RxEXPRESS provides pharmacy services, such as patient refill orders, patient compliance and patient profile applications, electronic prescribing and refill authorizations, pharmacy website hosting and interfaces and complete mail service, out-patient pharmacy management inventory control and pricing management. The system also provides workflow control, clinical analysis, third-party payment and administrative services support.

Other provider products

RxSERVER is also offered to providers, as a transaction exchange utility for the collection, control and sharing of prescription information between pharmacies and providers.

3.4	Competitive Conditions

The healthcare information technology industry is intensely competitive and rapidly evolving in terms of both technology and product standards. In addition to large PBMs such as CaremarkRx, Inc., Medco Health Solutions, Inc. and Express Scripts, Inc., the Corporation has four primary competitors in the commercial payer marketplace, namely McKesson Corporation’s Prospective Health division, Argus Health Systems, Inc., HealthTrans LLC and MedImpact Health Care Systems, Inc. In the government marketplace, the Corporation competes with (and occasionally partners with) a number of organizations in the US and Canada, including Electronic Data Systems, Inc., Affiliated Computer Services, Inc., First Health Services, Inc. and Unisys Corporation. The Corporation also has three main competitors in the provider market space, namely the QS/1 Data Systems division of J.M. Smith Corporation, PDX, Inc. and Per-Sé Technologies, Inc. The Corporation believes features, functionality, price, quality of service, and, in some cases, convenience to the customer are generally the principal competitive elements in these segments.

The pharmaceutical supply chain market requires solutions which address the unique needs of each constituent in the supply chain. The Corporation’s payer and provider customers require robust and scaleable technical solutions as well as the ability to ensure cost efficiency for themselves and their customers. The Corporation’s product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. The Corporation’s payer suite of products includes a wide range of pharmacy benefits management and claims adjudication systems as well as informedRx, the Corporation’s suite of pharmacy benefit management services. The Corporation’s provider suite of products includes pharmacy practice management systems, point-of-sale applications and related prescription fulfillment services, which can be integrated with other pharmacy and patient management systems for full enterprise-wide control.

3.5	Competitive Strengths

The Corporation believes that it has the following significant competitive strengths:

Flexible service offering and customer choice

The Corporation believes a key differentiator between itself and its competitors is not only its ability to provide innovative PBM services, but also to deliver these services on an à la carte basis with transparent pricing. The Corporation’s informedRx suite offers the flexibility of broad product choice along the entire pharmacy benefit management continuum, enabling enhanced customer control, solutions tailored to the Corporation’s customer’s specific requirements, and transparent pricing. The market for the Corporation’s products is divided between large customers that have the sophisticated technology infrastructure and staff required to operate a 24-hour data center and other customers that are not able or willing to operate these sophisticated systems. The Corporation’s business model allows customers to either license the Corporation’s products and operate the Corporation’s systems themselves (with or without significant customization, consulting and systems implementation services from the Corporation), or to rent the Corporation’s systems’ capabilities on a fee per transaction or subscription basis through ASP processing from the Corporation’s data center.

Leading technology and platform

The Corporation’s technology is robust, scaleable and web-enabled. The Corporation’s payer offerings supported 310 million transactions in 2006, efficiently and in real-time. The Corporation’s platform is able to instantly cross-check multiple processes, such as reviewing claim eligibility, adverse drug reaction and properly calculating member, pharmacy and payer payments. As the Corporation’s technology is built on flexible, database-driven rule sets and broad functionality applicable for most any book of business, the Corporation believes it has one of the most comprehensive claims processing platforms in the market. This allows the Corporation to provide more comprehensive pharmacy benefits management services through informedRx by offering the Corporation’s customers a selection of what services they would like the Corporation to perform versus requiring them to accept a one-size-fits-all solution. The Corporation believes this à la carte offering is a key differentiator from its competitors.

The Corporation’s provider solutions have been built to address the cost conscious independent, institutional and chain retail pharmacy marketplace. The Corporation’s offerings offer features and functionality available to larger chains at a cost effective price. By developing technology which focuses on saving key strokes for the pharmacist, the Corporation develops workflow efficiencies for the pharmacy. In addition, the Corporation’s RxEXPRESS mail-order system provides a scaleable platform to support the Corporation’s customer’s complex prescription drug home delivery needs including workflow, imaging and integrated credit, billing and shipping support.

Measurable cost savings for the Corporation’s customers

The Corporation provides its customers with increased control over prescription drug costs and drug benefit programs. The Corporation’s solutions and services are designed to generate in-store and corporate efficiencies related to the fulfillment of prescriptions. The Corporation’s transparent pricing models and flexible product offerings are designed to deliver measurable cost savings to the Corporation’s customers. The Corporation believes transparent pricing is a key differentiator from its competitors for its customers who want to gain control of their prescription drug costs. For example, the Corporation’s pharmacy network contracts and manufacturer rebate agreements are made available by the Corporation to each customer. For customers who select the Corporation’s pharmacy network and manufacturer rebate services on a fixed fee per transaction basis, there is clarity to the rebates and other fees payable by the manufacturer. The Corporation believes that its transparent model together with the flexibility to select from the Corporation’s broad range of à la carte services helps its customers realize measurable cost savings.

Strong customer relationships and domain expertise

The Corporation believes that as a result of its significant experience and a reputation for high quality products and services, it has developed strong relationships with its customers. These customers include over 70 payer customers (PBMs, MCOs, BCBS organizations, government agencies, and employers) and over 1,200 provider customers (independent, regional chain, institutional and mail-order pharmacies). Through the Corporation’s experience developing and supporting pharmacy solutions for millions of lives, it believes it has become a leader in its industry in establishing best practices and has developed substantial domain expertise in its market. The Corporation uses its proprietary off-the-shelf technology coupled with in-depth technical and domain expertise to develop new proprietary applications in collaboration with its customers that helps to increase its customer base and allows it to sell new services to existing customers.

Experienced and proven management team

The Corporation has a senior management team of industry veterans with a proven track record for profitable growth both organically and through acquisitions. Many core members of the Corporation’s senior management also have a long service history with the Corporation or the companies acquired by the Corporation and have experience working together as a team. The Corporation’s management team has a broad network of relationships in the industry and deep product knowledge, and the Corporation believes this to be a key competitive advantage.

3.6	Client Segments

Pharmacy Benefit Managers, Health Plans and Managed Care Organizations

PBMs, health plans and MCOs are targeted for both product license sales as well as the Corporation’s ASP solutions. There are approximately 100 PBMs and over 1,000 health plans and MCOs in the United States processing approximately 3.6 billion prescription transactions (“scripts”) per year.

Retail and Mail Order Pharmacies

Pharmacy practice management solutions are aimed at retail, mail and institutional pharmacies and other dispensing facilities. The retail units can be further subdivided as chains, independents and mail order pharmacies. According to the NACDS, there are over 55,000 retail pharmacies, including approximately 17,900 independent, 20,800 chain, 9,800 supermarket, 6,700 mass merchant, and 200 mail-order pharmacies in the United States processing approximately 3.6 billion transactions in 2005.

3.7	Other Corporate Information

Employees

At December 31, 2006, there were 426 employees of the Corporation. Many of the Corporation’s employees are highly skilled professionals in technical areas specific to the healthcare industry. None of the Corporation’s employees are unionized and the Corporation considers its relationship with its employees to be good.

Facilities

The Corporation’s principal business operations are conducted from a 65,782 square foot leased office facility located at 2441 Warrenville Road in Lisle, Illinois (outside of Chicago). This lease expires in January 2018.

The Corporation also leases 22,487 square feet of office space at 738 Louis Drive, Warminster, Pennsylvania, which the Corporation assumed as a result of the HBS acquisition and which expires in September 2008.

In addition, the Corporation leases 9,623 square feet of office space located at 8444 N. 90th Street in Scottsdale, Arizona, which expires in October 2011.

The Corporation’s Canadian operations are conducted from an 8,100 square foot leased facility located at 555 Industrial Drive in Milton, Ontario, which lease expires in May 2008. In addition, the Corporation leases 3,272 square feet of office space located at 3960 Quadra Street in Victoria, British Columbia, which lease expires in March 2011.

Intellectual Property Rights

The Corporation protects its proprietary technology through a combination of contractual confidentiality provisions, trade secrets, copyrights and trademarks. The Corporation has obtained several trademark registrations, including RxSERVER®, RxCLAIM®i, RxMAX®, RxTRACK®, RxEXPRESS® and informedRx® in one or both of Canada and the United States. The Corporation enters into non-disclosure agreements with employees and third parties and generally restricts access to its software product source codes. The Corporation regards its source codes as proprietary information and attempts to protect the source code versions of its products as well as documentation and other written materials, as trade secrets and unpublished copyright works.

The Corporation also relies on technology and other intellectual property licensed to it by third parties. The Corporation is not the subject of any claim alleging that its products infringe on the proprietary rights of third parties, but third parties could claim infringement by the Corporation and any such claim, regardless of its merits, could result in costly litigation, the diversion of management resources, delays in product development and product commercialization or other adverse effects on the Corporation.

3.8	Dividend Record and Policy

The Corporation has not declared any dividends on its Common Shares. The board of directors of the Corporation does not currently anticipate paying any dividends on the Common Shares in the foreseeable future but intends to retain earnings to finance the growth and development of the business of the Corporation. Any future determination to pay dividends will be at the discretion of the board of directors of the Corporation and will depend upon the Corporation’s financial condition, results of operations, capital requirements and such other factors as the board of directors of the Corporation deems relevant.

ITEM 4.	CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors and to receive notice of and attend and vote, on the basis of one vote per share, at all meetings of shareholders of the Corporation. In addition, the holders of Common Shares are entitled upon liquidation, dissolution or winding up of the Corporation to receive the remaining assets of the Corporation.

On June 5, 2006, the Corporation filed articles of amendment for the purpose of effecting a consolidation of the Common Shares on the basis that each four outstanding Common Shares became one post-consolidated Common Share. No fractional common shares were issued in connection with such consolidation and, in the event that a shareholder was otherwise entitled to a fractional common share upon such consolidation, such shareholder had such fractional share cancelled. Except where otherwise noted, all information in this Annual Information Form gives effect to this share consolidation.

ITEM 5.	MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and trade under the stock symbol “SXC” and on NASDAQ under the stock symbol “SXCI”.

The following table describes the high and low trading prices in Canadian dollars and the aggregate trading volumes of the Common Shares on the TSX for the twelve month period ended December 31, 2006 adjusted to account for the four to one share consolidation, which became effective June 5, 2006.

Month	High Price	Low Price	Volume
January	$12.00	$10.32	415,775
February	15.36	11.84	553,125
March	17.12	14.20	737,950
April	17.80	14.44	330,725
May	18.76	16.00	466,400
June	18.16	11.96	1,858,825
July	14.00	12.70	1,221,200
August	17.01	13.60	1,722,900
September	19.20	16.24	1,582,400
October	18.96	16.44	1,181,900
November	22.92	17.60	1,182,300
December	23.73	20.41	1,126,400
	23.73	10.32	12,379,900

The following table describes the high and low trading prices in U.S. dollars and the aggregate trading volumes of the Common Shares on the NASDAQ for the period commencing June 13, 2006 and ending December 31, 2006:

Month	High Price	Low Price	Volume
June	$14.06	$10.17	757,500
July	12.15	10.50	486,800
August	15.43	11.99	827,600
September	17.27	14.51	914,100
October	17.25	14.68	446,700
November	20.15	15.53	939,100
December	20.72	17.30	556,600
	20.72	10.17	4,928,400

ITEM 6.	DIRECTORS AND SENIOR OFFICERS

6.1	Directors and Officers

The following table sets forth the names and municipalities of residence of the directors and executive officers of the Corporation, their positions held with the Corporation and their principal occupations:

Name and Municipality of Residence	Positions Held	Director Since	Principal Occupation for Last 5 Years
Terrence C. Burke(1)(2) Easton, Maryland	Director	August 1999	Independent consultant.
William J. Davis(2)(3)(4) Hinsdale, Illinois	Director	January 2007	Chief Financial Officer of Allscripts Healthcare Solutions, Inc.; prior thereto Chief Financial Officer of Lante Corporation.
Philip Reddon(1)(2)(3)(4) Burlington, Ontario	Director	May 2006	Managing Director of Covington Capital Corporation (“Covington”).
James A. Ryan(1)(3)(4) Caledon East, Ontario	Director	June 2000	James A. Ryan is currently Chief Executive Officer of St. Minver Ltd.; prior thereto President and Chief Executive Officer of Excapsa Software Inc.
Gordon S. Glenn(5) McKinney, Texas	Chief Executive Officer, Chairman, Director	August 1999	Chief Executive Officer and Chairman of the Corporation; prior thereto Chief Executive Officer and President of the Corporation.
Mark A. Thierer Barrington, Illinois	President, Chief Operating Officer, Director	February 2006	President and Chief Operating Officer of the Corporation; prior thereto President of Physicians Interactive, a division of Allscripts, Inc.
Jeffrey Park Naperville, Illinois	Chief Financial Officer	n/a	Chief Financial Officer of the Corporation; prior thereto, Senior Vice President, Investments of Covington Capital Corporation.
Jeff Jensen, R.Ph. Oak Brook, Illinois	Senior Vice President - Healthcare Technologies	n/a	Senior Vice President - Healthcare Technologies of the Corporation.
Mike Meyer Naperville, Illinois	Senior Vice President - Sales and Marketing	n/a	Senior Vice President - Sales and Marketing of the Corporation; prior thereto Vice President - Managed Care Sales at Caremark.
John Romza Lombard, Illinois	Senior Vice President - Research and Development, Chief Technology Officer	n/a	Senior Vice President - Research and Development and Chief Technology Officer of the Corporation.
Mike H. Bennof Lusby, Maryland	Senior Vice President - Public Sector and Project Services	n/a	Senior Vice President - Public Sector and Project Services of the Corporation.
Louis Greenberg Pennvalley, Pennsylvania	Senior Vice President - Provider Solutions and President, Health Business Systems, Inc.	n/a	Senior Vice President - Provider Solutions of the Corporation and President of HBS; prior thereto President and Chief Executive Officer of HBS.
Michael Zaslav Dresher, Pennsylvania	Senior Vice President - Provider Development	n/a	Senior Vice President - Provider Development; prior thereto Vice President - Software Development of HBS.

Notes:
(1)	Member of the Compensation Committee.
(2)	Member of the Nominating Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Member of the Audit Committee.
(5)	Chairman of the Board.

The term of each of the directors listed in the chart above will continue until the next annual meeting of the Corporation. As at March 19, 2007, to the knowledge of the Corporation, the directors and senior officers of the Corporation, as a group, owned, directly or indirectly, or exercised control or direction over 387,983 Common Shares, representing approximately 1.9% of the issued and outstanding Common Shares. To the best of the Corporation’s knowledge and belief, no director, officer, 10% security holder or associate thereof is or has been subject to any cease trade orders, bankruptcies, penalties or sanctions within the last 10 years.

Mr. Reddon is an officer of Covington Fund II Inc., which manages or advises various funds and which beneficially owns 1,331,405 Common Shares of the Corporation.

6.2	Audit Committee

Composition, Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to such member’s responsibilities as a member of the Audit Committee are set out below. As at the date hereof, the Audit Committee was comprised of the following persons:

Name	Relevant Education and Experience
William J. Davis

William J. Davis is currently the Chief Financial Officer of Chicago-based healthcare information technology provider Allscripts Healthcare Solutions, Inc. Mr. Davis joined Allscripts as CFO in October 2002 and is responsible for all of its financial operations, as well as its human resource and management information system operations. Prior to joining Allscripts, Mr. Davis was the CFO of Lante Corporation, a leading technology consulting firm. Mr. Davis helped lead the company’s initial public offering in February 2000 and its subsequent sale to SBI and Company in September 2002. From 1991 through 1999, Mr. Davis was in the Technology Group of PriceWaterhouseCoopers LLP. Mr. Davis earned his Bachelors degree in Accounting from the University of Cincinnati and his Masters of Business Administration from Northwestern University. Mr. Davis is also a Certified Public Accountant.

Philip Reddon (Chair)

Philip R. Reddon is currently Managing Director of Covington Capital Corporation (“Covington”), a firm he joined in 2002. In his role as Managing Director, Mr. Reddon’s responsibilities include analysis of new investment opportunities for Covington and assisting in the management and monitoring of the Covington’s existing investments. Prior to joining Covington, Mr. Reddon spent six years at Bank of Montreal Capital Corporation (“BMO Capital”) as Managing Director for a $400 million private equity fund. He was head of the Technology Investment team and sat on the investment committee, which was involved in the investment and approval process for over 60 companies. In his role at BMO Capital, Mr. Reddon sat on the boards of eight investee companies. Prior to BMO Capital, Mr. Reddon spent six years at the Business Development Bank of Canada.

James Ryan

James A. Ryan is currently the Chief Executive Officer of St. Minver Ltd. St. Minver provides network operations and white label licensing services for the European on-line entertainment market. Prior to this role, Mr. Ryan served as the President and Chief Executive Officer of Excapsa Software Inc. (“Excapsa”), a publicly traded (AIM:XCP) developer of interactive gaming solutions. Prior to joining Excapsa, he was Chief Financial Officer of CryptoLogic, Inc., and before that was Chief Financial Officer and Secretary of Procuron, Inc..  Mr. Ryan has over 20 years experience in senior financial management and business development roles within the high technology sector.  He was Chief Financial Officer and Secretary of the Corporation, Vice President of Business Development and CFO of Metcan Information Technologies Limited, and Vice President and CFO of Epson Canada Limited.  Mr. Ryan has a B.Admin from Brock University and is a Chartered Accountant.

The mandate of the Audit Committee is attached as Schedule “A” hereto. The Board has determined that each of the members of the Audit Committee is “independent” for the purposes of Multilateral Instrument 52-110 - Audit Committees and is financially literate.

6.3	Pre-approval Policies and Procedures

Pursuant to the mandate of the Audit Committee, the Audit Committee has established a policy whereby it will review the nature of and fees for any non-audit services performed for the Corporation by the external auditor and consider whether the nature and extent of such services could detract from the external auditor’s independence in carrying out the audit function.

6.4	External Auditor Service Fees

During the years ended December 31, 2006 and December 31, 2005, the Corporation paid the following fees to its external auditors (stated in Canadian dollars):

Fees Incurred
Service	2006	2005
Audit Fees(1)	C$291,000	C$223,000
Audit-Related Fees(2)	C$475,000	C$ 76,000
Tax Fees(3)	C$ 73,000	C$ 69,000
Total Fees Paid	C$839,000	C$368,000

(1)    Primarily include fees for audit of the year end financial statements and quarterly reviews.
(2)    In 2006, audit-related fees included fees for services received in connection with filing of short-form prospectus with the Securities and Exchange Commission, review of related US GAAP accounting and disclosure matters and advisory services received in connection with the Company’s internal control certification project. In 2005, audit-related fees include fees for services received in connection with the Business Acquisitions Report and due diligence activities in connection with the HBS acquisition.
(3)    Tax fees include fees for services relating to Canadian and US tax compliance and tax advisory services relating to various Canadian and US tax matters.

ITEM 7.	ADDITIONAL INFORMATION

7.1	Legal proceedings

From time to time in connection with its operations, the Corporation is named as a defendant in actions for damages and costs allegedly incurred by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, management believes that none of such actions are material to the Corporation and that adequate provisions have been recorded in the accounts where required.

7.2	Interest of Management and Others in Material Transactions

To the best of the Corporation’s knowledge and belief, no director, officer or 10% security holder nor any associate nor affiliate thereof within the last three financial years has had a material interest in the Corporation other than as disclosed herein.

7.3	Transfer Agent and Registrar

The Corporation’s transfer agent and registrar is CIBC Mellon Trust Corporation at its principal offices in Toronto, Ontario, and its co-transfer agent and co-registrar is Mellon Investor Services, LLC at its principal offices in Jersey City, New Jersey.

7.4	Material Contracts

The Corporation had no material contracts, other than those entered into in the ordinary course of business, entered into within the most recently completed financial year, or before the most recently completed financial year but that are still in effect.

7.5	Interests of Experts

Systems Xcellence, Inc.’s external auditors are KPMG LLP, 4100 Yonge Street, Suite 200, Toronto, Ontario M2P 2H3.  KPMG has audited the financial statements of Systems Xcellence Inc. for the fiscal year end December 31, 2006, and has issued an auditors’ report dated March 23, 2007 with respect to such financial statements.  KPMG LLP has advised us that they are independent with respect to Systems Xcellence Inc. within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ITEM 8.	RISK FACTORS

This report contains forward-looking statements. Any statements contained herein that are not historical facts may be deemed to be forward-looking statements. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to the ability of the Corporation to adequately address: the risks associated with acquisitions, the Corporation’s dependence on key customers and key personnel, competition from both existing and new sources, expanding its service offerings, the impact of technological change on its product/service offerings, potential fluctuations in financial results, the sufficiency of its liquidity and capital needs, the indebtedness of the Corporation, the volatility of its share price, the Corporation’s limited history of profitability, the continued viability of its proprietary technology, its product liability and insurance needs, its reliance on key suppliers if any, continued confidence in e-commerce as an on-line delivery mechanism for information and the impact of government regulation on the business.

TheCorporation’s future growth is dependent on further market acceptance and increased market penetration of its products.

The Corporation’s business model depends on its ability to sell its products and services. Achieving increased market acceptance of the Corporation’s products and services will require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by participants in the pharmaceutical supply chain. Additionally, pharmaceutical providers and payers, which may have invested substantial resources in other methods of conducting business and exchanging information, may be reluctant to purchase the Corporation’s products and services.

The Corporation cannot assure that pharmaceutical providers and payers will purchase its products and services. If the Corporation fails to achieve broad acceptance of its products and services by pharmaceutical providers, payers and other healthcare industry participants or if it fails to position its services as a preferred method for information management and pharmaceutical healthcare delivery, the Corporation’s business, financial condition and results of operations will be materially adversely affected.

The electronic healthcare information market is rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with one or more components of the Corporation’s offerings. The Corporation expects that additional companies will continue to enter this market. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, products and services. Because the markets for the Corporation’s products and services are evolving, the Corporation is not able to predict the size and growth rate of the markets with any certainty. The Corporation cannot assure that the markets for its products and services will continue to grow or, if they do, that they will be strong and continue to grow at a sufficient pace. If markets fail to grow, grow more slowly than expected or become saturated with competitors, the Corporation’s business, financial condition and results of operations will be materially adversely affected.

Consolidation in the healthcare industry could materially adversely affect the Corporation’s business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like the Corporation’s will become more intense, and the importance of establishing relationships with key industry participants will become greater. In the past the Corporation has lost customers as a result of industry consolidation. In addition, industry participants may try to use their market power to negotiate price reductions for the Corporation’s products and services. Further, consolidation of management and billing services through integrated delivery systems may decrease demand for the Corporation’s products. If the Corporation is forced to reduce its prices as a result of either an imbalance of market power or decreased demand for its products, the Corporation’s revenues would be reduced and the Corporation could become significantly less profitable.

Software products such as the Corporation’s are susceptible to undetected errors or similar problems, which may cause the Corporation’ systems to fail to perform properly.

Complex software such as the Corporation’s often contains defects or errors that are difficult to detect, even through testing, and despite testing by the Corporation, its existing and future software products may contain errors. The Corporation strives to regularly introduce new solutions and enhancements to its products and services. If it detects any errors before introducing a product, the Corporation may have to delay commercial release for an extended period of time while the problem is addressed and in some cases may lose sales as a result of the delay. If the Corporation does not discover software errors that affect its products until after they are sold and become operational, the Corporation would need to provide enhancements to correct such errors, which would result in unexpected additional expense and diversion of resources to remedy such errors.

Any errors in the Corporation’s software or enhancements, regardless of whether or when they are detected or remedied, may result in harm to its reputation, product liability claims, license terminations or renegotiations, or delays in, or loss of, market acceptance of its product offerings.

Furthermore, the Corporation’s customers might use the Corporation’s software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when the Corporation’s software does not cause these problems, the existence of these errors might cause the Corporation to incur significant costs, divert the attention of its technical personnel from development efforts, impact the Corporation’s reputation or cause significant customer relations problems.

The Corporation’s business strategy of expansion through acquisitions may result in unexpected integration costs, loss of acquired business and/or dilution to existing shareholders.

The Corporation looks to the acquisition of other businesses as a way to achieve its strategy of expanding its product offerings and customer base. The successful implementation of this acquisition strategy depends on the Corporation’s ability to identify suitable acquisition candidates, acquire companies on acceptable terms, integrate the acquired company’s operations and technology successfully with the Corporation’s own and maintain the goodwill of the acquired business. The Corporation is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates, or the likelihood that any potential acquisition will be completed. In addition, while the Corporation believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to:

•	a diversion of management’s attention from other business concerns;

•	failure to effectively assimilate the acquired technology or assets into the Corporation’s business;

•	the potential loss of key employees from either the Corporation’s current business or the business of the acquired company; and

•	the assumption of significant and/or unknown liabilities of the acquired company.

There can be no assurance that the Corporation will be able to successfully identify, consummate or integrate any potential acquisitions into its operations.

In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s future success depends upon its ability to grow, and it is unable to manage its growth effectively, it may incur unexpected expenses and be unable to meet its customers’ requirements.

An important part of the Corporation’s business strategy is to expand the scope of its operations, both organically and through acquisitions. The Corporation cannot be certain that its systems, procedures, controls and space will be adequate to support expansion of its operations, and the Corporation may be unable to expand and upgrade its systems and infrastructure to accommodate any future growth. Growth in operations will place significant demands on the Corporation’s management, financial and other resources. The Corporation’s future operating results will depend on the ability of its management and key employees to successfully manage changing business conditions and to implement and improve its technical, administrative, financial control and reporting systems. The Corporation’s inability to finance future growth, manage future expansion or hire and retain the personnel needed to manage its business successfully could have a material adverse effect on its business, financial condition and results of operations.

If the Corporation is unable to compete successfully, its business, financial condition and results of operations will be adversely affected.

The market for the Corporation’s products and services is fragmented, intensely competitive and is characterized by rapidly changing technology, evolving industry standards and user needs and the frequent introduction of new products and services. The Corporation competes on the basis of several factors, including:

•	breadth and depth of services;

•	reputation;

•	reliability, accuracy and security of its software programs;

•	ability to enhance existing products and services;

•	ability to introduce and gain market acceptance of new products and services quickly and in a cost-effective manner;

•	customer service;

•	price and cost-saving measures; and

•	industry expertise and experience.

Some of the Corporation’s competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Corporation. Furthermore, the Corporation expects that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. If the Corporation’s competitors or potential competitors were to merge or partner with one another, the change in the competitive landscape could adversely affect the Corporation’s ability to compete effectively.

In addition, the healthcare information technology market is characterized by rapid technological change and increasingly sophisticated and varied customer needs. To successfully compete in this market, the Corporation must continue to enhance its existing products and services, anticipate and develop new technology that addresses the needs of its existing and prospective customers and keep pace with changing industry standards on a timely and cost-effective basis. The development of the Corporation’s proprietary technology entails significant technical and business risks, and it may not be successful in using new technologies effectively or in adapting its proprietary technology to evolving customer requirements or industry practice. Moreover, competitors may develop products that are more efficient, less costly, or otherwise better received by the market than the Corporation’s. The Corporation cannot assure that it will be able to introduce new products in a timely manner, or at all, or that such products will achieve market acceptance.

There can be no assurance that the Corporation will be able to compete successfully against current and future competitors or that the competitive pressures that it faces will not materially adversely affect its business, financial condition and results of operations.

The Corporation has limited experience with its informedRx expanded service offering, which could constrain its profitability.

An important strategy for the Corporation is to increase its revenue per transaction. One of the ways in which the Corporation seeks to do this is through its informedRx expanded service offering. informedRx offers health plan sponsors a wide variety of pharmacy benefit management services. This service offering consists of benefit plan design, management and claims adjudication, retail pharmacy network management, formulary management and clinical services and rebate management. The Corporation is developing this business by leveraging its existing managed care customer base, technology platform and processing infrastructure. Since the Corporation does not have significant experience with offering and providing some of these services, there are considerable risks involved with this strategy.

The Corporation may be liable for the consequences of the use of incorrect or incomplete data that it provides.

The Corporation provides data, including patient clinical information, to pharmaceutical providers for their use in dispensing prescription drugs to patients. Third-party contractors provide the Corporation with most of this data. If this data is incorrect or incomplete, adverse consequences, including severe injury or death, may occur and give rise to product liability and other claims against the Corporation. In addition, a court or government agency may take the position that the Corporation’s delivery of health information directly, including through pharmaceutical providers, or delivery of information by a third-party site that a consumer accesses through the Corporation’s websites, exposes it to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While the Corporation maintains product liability insurance coverage in an amount that it believes is sufficient for its business, the Corporation cannot assure that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim brought against the Corporation that is uninsured or under-insured could materially harm the Corporation’s business, financial condition and results of operations. Even unsuccessful claims could result in substantial costs and diversion of management resources.

It is difficult to predict the length of the sales cycle for the Corporation’s healthcare software solutions.

The length of the sales cycle for the Corporation’s healthcare software solutions is difficult to predict, as it depends on a number of factors, including the nature and size of the potential customer and the extent of the commitment being made by the potential customer. The Corporation’s sales and marketing efforts with respect to pharmaceutical providers and payers generally involve a lengthy sales cycle due to these organizations’ complex decision-making processes. Additionally, in light of increased government involvement in healthcare and related changes in the operating environment for healthcare organizations, the Corporation’s current and potential customers may react by curtailing or deferring investments, including those for the Corporation’s services. In many cases, the Corporation’s acquisition of new business is dependent on the Corporation’s successfully bidding pursuant to a competitive bidding process. If potential customers take longer than the Corporation expects to decide whether to purchase the Corporation’s solutions, the Corporation’s selling expenses could increase and its revenues could decrease or be delayed, which could materially harm the Corporation’s business, financial condition and results of operations.

The Corporation’s operations are vulnerable to interruption by damage from a variety of sources, many of which are not within the Corporation’s control.

The success of the Corporation’s business depends in part on its ability to operate its systems without interruption. The Corporation’s products and services are susceptible to all the threats inherent in computer software and other technology-based systems. The Corporation’s systems are vulnerable to, among other things, power loss and telecommunications failures, software and hardware errors, failures or crashes, computer viruses and similar disruptive problems, and fire, flood and other natural disasters. Although the Corporation takes precautions to guard against and minimize damage from these and other potential risks, including implementing disaster recovery systems and procedures, they are often unpredictable and beyond the Corporation’s control. Any significant interruptions in the Corporation’s services could damage its reputation in the marketplace and have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is dependent on key customers.

The Corporation generates a significant portion of its revenue from a small number of customers and for the year ended December 31, 2006, one customer accounted for 10.4% of the Corporation’s revenue. However, there can be no guarantee that future revenue sources will be similarly diversified. If the Corporation’s existing customers elect not to renew their contracts with the Corporation at the expiry of the current terms of those contracts, the Corporation’s recurring revenue base will be reduced, which could have a material adverse effect on the Corporation’s results of operations. Furthermore, the Corporation sells most of its computer software and services to pharmacy benefit management organizations, Blue Cross/Blue Shield organizations, managed care organizations and retail/mail-order pharmacy chains. If the healthcare benefits industry or the Corporation’s customers in the healthcare benefits industry experience problems, they may curtail spending on the Corporation’s products and services and the Corporation’s business and financial results could be materially adversely affected. For example, the Corporation may suffer a loss of customers if there is any significant consolidation among firms in the healthcare benefits industry or other participants in the pharmaceutical supply chain or if demand for pharmaceutical claims processing services should decline.

The Corporation’s business depends on its intellectual property rights, and if it is unable to protect them, its competitive position may suffer.

The Corporation does not have any patents on its technology. Nonetheless, the Corporation’s business plan is predicated on its proprietary systems and technology. Accordingly, protecting the Corporation’s intellectual property rights is critical to its continued success and its ability to maintain its competitive position. The Corporation protects its proprietary rights through a combination of trademark, trade secret and copyright law, confidentiality and non-disclosure agreements with its employees, consultants, customers and suppliers, and limiting access to its trade secrets and technology. The Corporation cannot assure that the steps it has taken will prevent misappropriation of its technology, which could have a material adverse effect on the Corporation’s competitive position. Also, despite the Corporation’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Corporation’s intellectual property by reverse-engineering the functionality of the Corporation’s systems or otherwise obtain and use information that the Corporation regards as proprietary. Policing unauthorized use of the Corporation’s intellectual property is difficult and expensive, and the Corporation is unable to determine the extent, if any, to which piracy of its intellectual property exists.

In addition, the Corporation may have to engage in litigation in the future to enforce or protect its intellectual property rights, and it may incur substantial costs and the diversion of management’s time and attention as a result.

The Corporation may become subject to claims that it infringes the intellectual property rights of others, which, even if not successful, could have a material adverse impact on the Corporation’s business.

The Corporation could be subject to intellectual property infringement claims from third parties as the number of the Corporation’s competitors grows and the Corporation’s applications’ functionality overlaps with their products. There has been a substantial amount of intellectual property litigation in the information technology industries. While the Corporation does not believe that it has infringed or is infringing on any proprietary rights of third parties, it cannot assure that infringement claims will not be asserted against the Corporation or that those claims will be unsuccessful. Even if a claim brought against the Corporation is ultimately unsuccessful, the Corporation could incur substantial costs and diversion of management resources in defending any infringement claims. Furthermore, a party making a claim against the Corporation could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block the Corporation’s ability to develop and market its products and services. The Corporation may be required to license intellectual property from third parties in order to continue using the Corporation’s products, and the Corporation cannot assure that it will be able to obtain such licenses on commercially reasonable terms, or at all.

The Corporation may be unable to obtain, retain the right to use or successfully integrate third-party licensed technologies necessary for the use of the Corporation’s technology, which could prevent the Corporation from offering the products and services which depend upon those technologies.

The Corporation depends upon third-party licenses for some of the technology used in the Corporation’s solutions, and intend to continue licensing technologies from third parties. These licenses might not continue to be available to the Corporation on commercially reasonable terms or at all. Most of these licenses can be renewed only by mutual consent and may be terminated if the Corporation breaches the terms of the license and fails to cure the breach within a specified period of time. The Corporation’s inability to obtain or renew any of these licenses could delay development of the Corporation’s new product offerings or prevent the Corporation from selling its existing solutions until equivalent technology can be identified, licensed and integrated, or developed by the Corporation, and there is no assurance as to when the Corporation would be able to do so, if at all. Lack of access to required licenses from third parties could materially harm the Corporation’s business, financial condition and results of operations.

Most of the Corporation’s third-party licenses are non-exclusive. The Corporation’s competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete more effectively with the Corporation. The Corporation’s use of third-party technologies exposes it to risks associated with the integration of components from various sources into the Corporation’s solutions, such as unknown software errors or defects or unanticipated incompatibility with the Corporation’s systems and technologies. In addition, if the Corporation’s vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, are unable to continue their business, decide to discontinue dealings with us or are acquired by a competitor or other party that does not wish to deal with the Corporation, the Corporation may not be able to modify or adapt its own solutions to use other available technologies in a timely manner, if at all.

The Corporation is subject to a number of existing laws, regulations, and industry initiatives, non-compliance with which could adversely affect its business, financial condition and results of operations.

As a participant in the healthcare industry, the Corporation’s operations and relationships, and those of its customers, are regulated by a number of federal, state, provincial and local governmental or regulatory requirements. The Corporation is directly subject to these statutes and regulations. The Corporation is also impacted by them indirectly, in that the Corporation’s products must be capable of being used by the Corporation’s customers in a manner that complies with those statutory and regulatory requirements. In some situations, the Corporation’s customers are required to ensure the Corporation’s and their compliance with these laws through the terms of the Corporation’s contracts. The Corporation’s inability to enforce compliance could adversely affect the marketability of its products or expose the Corporation to liability. Because the healthcare technology industry as a whole is at a relatively early stage of development, and many of the statutes and regulations that govern the healthcare industry are also relatively recent, the application of many state, provincial and federal regulations to the Corporation’s business operations and to its customers is uncertain. It is possible that a review by courts or regulatory authorities of the Corporation’s business practices or those of its customers could result in a determination that could materially adversely affect the Corporation. The laws and regulations that most affect the Corporation’s business and the risks related to these regulations are further discussed below.

The Corporation cannot predict whether or when future healthcare reform initiatives by US federal or state, Canadian or other foreign regulatory authorities will be proposed, enacted or implemented or what impact those initiatives may have on the Corporation’s business, financial condition or results of operations. Additionally, government regulation could alter the clinical workflow of physicians, hospitals and other healthcare participants, thereby limiting the utility of the Corporation’s products and services to existing and potential customers and resulting in a negative impact on market acceptance of the Corporation’s products and services.

Future changes in laws or regulations in the healthcare industry could adversely affect the Corporation’s business.

The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. For example, the Balanced Budget Act of 1997 (Public Law 105-32) contained significant changes to Medicare and Medicaid and had an impact for several years on healthcare providers’ ability to invest in capital intensive systems. In addition, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and Canadian privacy statutes directly impact the healthcare industry by requiring various security and privacy measures in order to ensure the protection of patient health information. More recently, increased government involvement in healthcare, such as the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Deficit Reduction Act of 2005, and other US initiatives at both the federal and state level could lower reimbursement rates and otherwise change the business environment of the Corporation’s customers and the other entities with which the Corporation has a business relationship. Further, existing laws and regulations are subject to changing interpretation by courts, regulatory agencies, and agency officials. These factors affect the purchasing practices and operation of healthcare organizations. US federal and state legislatures have periodically considered programs to reform or amend the US healthcare system and to change healthcare financing and reimbursement systems. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in the Corporation’s product offerings. The healthcare industry is expected to continue to undergo significant changes for the foreseeable future, and the Corporation cannot predict the effect of possible future legislation and regulation on the Corporation’s business, financial condition and results of operations.

If the Corporation is characterized as a passive foreign investment company (“PFIC”), its shareholders may be subject to adverse US federal income tax consequences.

The Corporation does not expect to be a PFIC for US federal income tax purposes for its current taxable year. However, it must make a separate determination each year as to whether it is a PFIC and the Corporation cannot assure that it will not be a PFIC for its current taxable year or any future taxable year. A non-US corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of the Corporation’s assets may be determined in large part by the market price of its common shares, which is likely to fluctuate. In addition, the composition of the Corporation’s income and assets will be affected by how, and how quickly, the Corporation uses the cash it raised in its July 2006 common share offering.

In general, if the Corporation is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the United States Internal Revenue Code of 1986, as amended (the “Code”)) paid on the securities must be ratably allocated to each day in a US taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such US taxpayer’s holding period for the securities generally will be subject to US federal income tax at the highest tax applicable to ordinary income in each such prior year, and the US taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a US taxpayer that makes a timely qualified electing fund (“QEF”) election with respect to a PFIC in which the US taxpayer owns shares generally will be subject to US federal income tax on such taxpayer’s pro rata share of the PFIC’s “net capital gain” and “ordinary earnings” (as specifically defined under the Code), regardless of whether such amounts are actually distributed by the PFIC. US taxpayers should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements or that it will supply U.S. taxpayers with the required information under the QEF rules, in event that the Corporation is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a US taxpayer may make a “mark-to-market election” if the Corporation is a PFIC and its shares are “marketable stock” (as specifically defined under the Code). In general, a US taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such shares. QEF and mark-to-market elections are generally not available with respect to warrants or convertible securities of a PFIC.

The foregoing description is a general description only, and does not seek to describe in detail the tax consequences to US investors if the Corporation should be or become a PFIC, or any other potential US tax consequences of purchasing, holding or disposing of securities of the Corporation. Investors should consult their tax advisors concerning these potential tax consequences.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

In order to maintain the Corporation’s current status as a foreign private issuer for US securities law purposes, a majority of the Corporation’s common shares must be either directly or indirectly owned by non-residents of the United States, as the Corporation does not currently satisfy any of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its shares are held in the US and the Corporation continues to fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under US securities laws as a US domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on US domestic issuer forms with the US Securities and Exchange Commission (“SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. The Corporation may also be required to prepare its financial statements in accordance with US generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if the Corporation engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Corporation to file resale registration statements with the SEC as a condition to any such financing.

If the Corporation’s security is breached, outsiders could gain access to information the Corporation is required to keep confidential, the Corporation could be subject to liability and customers could be deterred from using the Corporation’s services.

The Corporation’s business relies on using the Internet to transmit confidential information. However, the difficulty of securely transmitting confidential information over the Internet has been a significant barrier to engaging in sensitive communications over the Internet, and is an important concern of the Corporation’s existing and prospective customers. Publicized compromise of Internet security, including third-party misappropriation of patient information or other data, or a perception of any such security breach, may deter people from using the Internet for these purposes, which would result in an unwillingness to use the Corporation’s systems to conduct transactions that involve transmitting confidential healthcare information. Further, if the Corporation is unable to protect the physical and electronic security and privacy of its databases and transactions, the Corporation could be subject to potential liability and regulatory action, the Corporation’s reputation and customer relationships would be harmed, and the Corporation’s business, operations and financial results may be materially adversely affected.

The Corporation is highly dependent on senior management and key employees. Competition for its employees is intense, and the Corporation may not be able to attract and retain the highly skilled employees that it needs to support its business.

The Corporation’s success largely depends on the skills, experience and continued efforts of its management and other key personnel, and on its ability to continue to attract, motivate and retain highly qualified individuals. Competition for senior management and other key personnel is intense, and the pool of suitable candidates is limited. If the Corporation loses the services of one or more of its key employees, it may not be able to find a suitable replacement and the Corporation’s business, financial condition and results of operations could be materially adversely affected.

The Corporation’s ability to provide high-quality services to its customers also depends in large part upon the experience and expertise of its employees generally. The Corporation must attract and retain highly qualified personnel with a deep understanding of the healthcare and healthcare information technology industries. The Corporation competes with a number of companies for experienced personnel and many of these companies, including customers and competitors, have greater resources than the Corporation has and may be able to offer more attractive terms of employment. In addition, the Corporation invests significant time and expense in training its employees, which increases their value to customers and competitors who may seek to recruit them and increases the cost of replacing them. If the Corporation is unable to attract or retain qualified employees, the quality of its services could diminish and it may be unable to meet its business and financial goals.

The Corporation’s actual financial results may vary from its publicly disclosed forecasts.

The Corporation’s actual financial results may vary from its publicly disclosed forecasts and these variations could be material and adverse. The Corporation periodically provides guidance on future financial results. These forecasts reflect numerous assumptions concerning the Corporation’s expected performance, as well as other factors, which are beyond the Corporation’s control and which may not turn out to be correct. Although the Corporation believes that the assumptions underlying its guidance and other forward-looking statements were and are reasonable when it makes such statements, actual results could be materially different. The Corporation’s financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors. If the Corporation’s actual results vary from its announced guidance, the price of the Corporation’s Common Shares may decline, and such a decline could be substantial. The Corporation does not undertake to update any guidance or other forward-looking information it may provide.

The Corporation may experience fluctuations in its financial results because of timing issues associated with its revenue recognition policy.

A portion of the Corporation’s revenues are derived from system sales, where it recognizes revenue upon execution of a license agreement and shipment of the software, as long as all vendor obligations have been satisfied and collection of license fees is probable. As the costs associated with system sales are minimal, revenue and income may vary significantly based on the timing of recognition of revenue. Given that revenue from these projects is often recognized using the percentage of completion method, the Corporation’s revenue from these projects can vary substantially on a monthly and quarterly basis. Accordingly, the timing and delivery requirements of customers’ orders may have a material effect on the Corporation’s operations and financial results during any reporting period. In addition, to the extent that the costs required to complete a fixed price contract exceed the price quoted by the Corporation, the Corporation’s results may be materially adversely affected.

The Corporation may not have sufficient liquidity to fund its future capital requirements, and it may not be able to access additional capital.

The Corporation’s future capital requirements will depend on many factors, including its product development programs. In order to meet capital requirements in excess of its available capital, the Corporation will consider additional public or private financings (including the issuance of additional equity securities). There can be no assurance that additional funding will be available or, if available, that it will be available on commercially acceptable terms. If adequate funds are not available, the Corporation may have to substantially reduce or eliminate expenditures for marketing, research and development and testing of its proposed products, or obtain funds through arrangements with partners that require the Corporation to relinquish rights to certain of its technologies or products. There can be no assurance that the Corporation will be able to raise additional capital if its capital resources are exhausted. A lack of liquidity and an inability to raise capital when needed would have a material adverse impact on the Corporation’s ability to continue its operations or expand its business.

If the Corporation is required to write off goodwill or other intangible assets, its financial position and results of operations would be adversely affected.

The Corporation had goodwill and other intangible assets of approximately $26.8 million and $27.2 million as of December 31, 2005 and December 31, 2006, respectively. The Corporation periodically evaluates goodwill and other intangible assets for impairment. The Corporation has taken, and in the future may take, charges against earnings in connection with acquisitions. Any determination requiring the write off of a significant portion of the Corporation’s goodwill or other intangible assets could adversely affect its results of operations and its financial condition.

The Corporation’s tax filings are subject to possible review, audit and/or reassessment and it may be liable for additional taxes, interest or penalties if the final tax outcome is different from those provided for in its filings.

Although the Corporation’s primary operations are in the United States, it also has operations in Canada. The Corporation’s income tax liability is therefore a consolidation of the tax liabilities it expects to have in various locations. The Corporation’s tax rate is affected by the profitability of its operations in all locations, tax rates and systems of the countries in which the Corporation operates, its tax policies and the impact of certain tax planning strategies which the Corporation has implemented or may implement. To determine the Corporation’s worldwide tax liability, it makes estimates of possible tax liabilities. The Corporation’s tax filings, positions and strategies are subject to review under local or international tax audit and the outcomes of such reviews are uncertain. In addition, these audits generally take place years after the period in which the tax provision in question was provided and it may take a substantial amount of time before the final outcome of any audit is known. Future final tax outcomes could also differ materially from the amounts recorded in the Corporation’s financial statements. These differences could have a material effect on the Corporation’s financial position and the Corporation’s net income in the period such determination is made.

ITEM 9.	ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the System for Electronic Disclosure and Analysis at www.sedar.com. The Corporation, upon request to the Secretary of the Corporation, will provide to any person or company:

(a)	when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)	one copy of the annual information form of the Corporation (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)
one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)
one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b)
at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular. Additional financial information is provided in the Corporation’s comparative consolidated financial statements for its most recently completed financial year ended December 31, 2006 and related MD&A. A copy of such documents may be obtained upon request from the Secretary of the Corporation.

SCHEDULE “A”

SYSTEMS XCELLENCE INC.

AUDIT COMMITTEE
Terms of Reference and Mandate

1.    General

The board of directors (the “Board”) of Systems Xcellence Inc. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the audit committee (the “Audit Committee”). For the purpose of these terms of reference, the term “Corporation” shall include the Corporation and its subsidiaries.

The Audit Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation, and the Audit Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.    Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair shall not have a second, or casting, vote. The Chair of the Committee shall be responsible for overseeing the performance by the Committee of its duties, for assessing the effectiveness of the Committee and individual Committee members and for reporting periodically to the Board.

All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular each member shall (i) be “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees and Rule 4200(a)(15) of the NASDAQ Marketplace Rules; (ii) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”); (iii) be “financially literate” within the meaning of Multilateral Instrument 52-110 Audit Committees; (iv) not have participated in the preparation of the financial statements of the Corporation at any time during the past three years; and (v) be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement.

At least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities, such member of the Audit Committee to be known as the Corporation’s “Audit Committee Financial Expert.”

3.    Meetings

The Audit Committee shall meet at least quarterly at such times and at such locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and related management discussion and analysis. Notice of every meeting shall be given to the external auditor, who shall, at the expense of the Corporation, be entitled to attend and to be heard thereat. The external auditor or any member of the Audit Committee may also request a meeting of the Audit Committee.

The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting.

The external auditor and management employees of the Corporation shall, when required by the Audit Committee, attend any meeting of the Audit Committee.

The Audit Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Audit Committee meeting with the Board.

4.    Committee Charter

The Committee shall have a written charter that sets out its mandate and responsibilities and the Committee shall review and assess the adequacy of such charter and the effectiveness of the Committee at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board for its approval. Unless and until replaced or amended, this mandate constitutes that charter.

5.    Duties of the Audit Committee:

(a)	General

The overall duties of the Committee shall be to:

(i)	assist the Board in the discharge of its duties relating to the Corporation’s accounting policies and practices, reporting practices and internal controls;

(ii)	establish and maintain a direct line of communication with the Corporation’s external auditor and assess their performance;

(iii)
oversee the work of the external auditor, which shall be responsible to report directly to the Audit Committee, including resolution of disagreements between management and the external auditor regarding financial reporting;

(iv)	ensure that management has designed, implemented and is maintaining an effective system of internal controls and disclosure controls and procedures;

(v)	monitor the credibility and objectivity of the Corporation’s financial reports;

(vi)	report regularly to the Board on the fulfillment of the Audit Committee’s duties;

(vii)	assist, with the assistance of the Corporation’s legal counsel, the Board in the discharge of its duties relating to the Corporation’s compliance with legal and regulatory requirements; and

(viii)	assist the Board in the discharge of its duties relating to risk assessment and risk management.

(b)         External Auditor

The duties of the Audit Committee as they relate to the external auditor shall be to:

(i)
be directly responsible, in its capacity as a committee of the Board, for the appointment, compensation and oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. In this regard, the Audit Committee shall exercise sole authority to appoint, evaluate, and, as necessary, replace the external auditor (subject, if applicable to shareholder ratification), which external auditor shall be an independent public accountant that is registered as a public accounting firm with the Public Company Accounting Oversight Board, as provided for in Section 102 of the U.S. Sarbanes-Oxley Act of 2002;

(ii)
review, where there is to be a change of external auditor, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 Continuous Disclosure Obligations or any successor legislation (“NI 51-102”), and the planned steps for an orderly transition;

(iii)	review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102, on a routine basis, whether or not there is to be a change of external auditor;

(iv)	ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law;

(v)	review the performance, including the fee, scope and timing of the audit and other related services and any non-audit services provided by the external auditor;

(vi)
review and pre-approve, in advance, the engagement letters of the external auditor, both for audit and permitted non-audit services, and the compensation, fees and terms for such services provided by the external auditor, subject to the de minimus exception for permitted non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which are approved by the Audit Committee prior to the completion of the audit; by approving the audit engagement, an audit service within the scope of the engagement shall be deemed to have been pre-approved;

(vii)
establish policies and procedures for the engagement of the external auditor to provide permitted non-audit services, which may include approval in advance by a subcommittee or member or members of the Audit Committee of all permitted non-audit services to be performed by the external auditor, provided that decisions of such subcommittee or member or members to grant pre-approvals shall be presented to the Audit Committee at its next scheduled meeting;

(viii)
review the nature of and fees for any non-audit services performed for the Corporation by the external auditor and consider whether the nature and extent of such services could detract from the external auditor’s independence in carrying out the audit function;

(ix)
obtain and review, at least annually, a report by the external auditor delineating any relationships between the auditor and the Corporation and any other relationships that may adversely affect the independence of the auditor consistent with Independence Standards Board Standard 1; and

(x)
actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor; and take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditor.

(c)      Audits and Financial Reporting

The duties of the Audit Committee as they relate to audits and financial reporting shall be to:

(i)	review the audit plan with the external auditor and management;

(ii)
review with the external auditor and management all critical accounting policies and practices of the Corporation, including any proposed changes in accounting policies, the presentation of the impact of significant risks and uncertainties, all material alternative accounting treatments that the external auditor has discussed with management, other material written communications between the external auditor and management, and key estimates and judgments of management that may in any such case be material to financial reporting;

(iii)	review the contents of the audit report;

(iv)	question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(v)	review the scope and quality of the audit work performed;

(vi)	review the adequacy of the Corporation’s financial and auditing personnel;

(vii)
review the co-operation received by the external auditor from the Corporation’s personnel during the audit, any problems encountered by the external auditor and any restrictions on the external auditor’s work;

(viii)
review the evaluation of internal controls by the persons performing the internal audit function and the external auditor, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses;

(ix)	review the appointments of the chief financial officer, persons performing the internal audit function and any key financial executives involved in the financial reporting process;

(x)
review with management and the external auditor and approve the Corporation’s annual audited financial statements in conjunction with the report of the external auditor thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(xi)
review with management and the external auditor and approve the Corporation’s interim unaudited financial statements, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public; and

(xii)	review the terms of reference for an internal auditor or internal audit function.

(d)         Accounting and Disclosure Policies

The duties of the Audit Committee as they relate to accounting and disclosure policies and practices shall be to:

(i)
review the effect of regulatory and accounting initiatives and changes to accounting principles of the Canadian Institute of Chartered Accountants or, if it should cease to exist, the entity which is the successor thereto, and any other applicable regulatory agency or body, which would have a significant impact on the Corporation’s financial reporting as reported to the Audit Committee by management and the external auditor;

(ii)	review the appropriateness of the accounting policies used in the preparation of the Corporation’s financial statements and consider recommendations for any material change to such policies;

(iii)	review the status of material contingent liabilities as reported to the Audit Committee by management;

(iv)	review the status of income tax returns and potentially significant tax problems as reported to the Audit Committee by management;

(v)	review any errors or omissions in the current or prior years’ financial statements; and

(vi)
review and approve before their release all public disclosure documents containing audited or unaudited financial results, including all press releases, offering documents, annual reports, annual information forms and management’s discussion and analysis containing such results.

(e)          Other

The other duties of the Audit Committee shall include:

(i)	reviewing any inquiries, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(ii)	reviewing annual operating and capital budgets;

(iii)	reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(iv)
establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(v)	inquiring of management and the external auditor as to any activities that may be or may appear to be illegal or unethical; and

(vi)	any other questions or matters referred to it by the Board.

6.    Authority to engage independent counsel and advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee, and to communicate directly with the internal and external auditors.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the board of directors, for payment of (a) compensation to the external auditors employed by the Corporation for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Audit Committee; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out the Audit Committee’s duties.

As amended May 30th, 2006.

SYSTEMS XCELLENCE INC.

Management’s Responsibility for Financial Reporting

The consolidated financial statements and other information in the Annual Report are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect estimates based on the best judgment of management. The financial information presented throughout the Annual Report is consistent with the financial statements.

Management maintains accounting systems which incorporate extensive internal financial controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. An internal audit program has been established to review and evaluate the accounting records and internal controls with findings and recommendations reported to management and the Audit Committee.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee which is comprised entirely of independent Board members.The Audit Committee meets regularly with management, as well as with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the Annual Report, the consolidated financial statements and the external Auditors’ Report. The Audit Committee reports its findings to the Board for consideration when approving the consolidated statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The accompanying financial statements and all of the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

/s/ GORDON S. GLENN	/s/ JEFFREY PARK

Gordon S. Glenn	Jeffrey Park
Chairman and Chief Executive Officer	Senior Vice President,
Finance and Chief Financial Officer

March 23, 2007

SYSTEMS XCELLENCE INC.

Auditors' Report to the Shareholders

To the Shareholders of Systems Xcellence Inc. (“the Company”)

We have audited the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
March 23, 2007

SYSTEMS XCELLENCE INC.
Consolidated Balance Sheets

	December 31,
	2006	2005
	(All amounts are in US dollars)
ASSETS

Current assets
Cash and cash equivalents (note 10(a))	$70,943,380	$35,951,932
Accounts receivable, net of allowance for doubtful accounts of $214,276 (2005 - $319,566)	14,311,573	8,649,801
Unbilled revenue	1,975,765	1,001,971
Prepaid expenses	2,026,248	1,191,444
Inventory	260,234	437,674
Future tax asset (note 8)	2,359,903	320,000
Total current assets	91,877,103	47,552,822

Capital assets (note 2)	10,113,858	3,777,954

Deferred charges (note 4)	-	787,686

Goodwill and other intangible assets (note 5)	27,241,147	26,825,147

Future tax asset (note 8)	1,992,039	360,000

Other assets	-	2,000,000

Total Assets	$131,224,147	$81,303,609

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$13,025,794	$5,598,912
Deferred revenue	3,241,924	3,131,031
Current portion of long-term debt (note 6)	-	1,530,000
Total current liabilities	16,267,718	10,259,943

Long-term debt (note 6)	-	11,572,858
Deferred lease inducement, net (note 3)	3,168,757	-
Deferred rent	297,608	-
Total liabilities	19,734,083	21,832,801

Shareholders' equity
Capital stock (note 7)	99,839,769	63,714,859
Contributed surplus	4,418,461	2,050,733
Retained earnings (deficit)	7,231,834	(6,294,784)
Total shareholders' equity	111,490,064	59,470,808

Total Liabilities and Shareholders' Equity	$131,224,147	$81,303,609

Commitments and contingencies (note 11)

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.
Consolidated Statements of Operations

	Years ended
	December 31,
	2006	2005

Revenue (note 12)	$80,922,995	$54,123,036
Cost of sales	32,764,553	20,774,797
	48,158,442	33,348,239

Expenses:
Product development costs	8,672,371	8,956,169
Selling, general and administration	17,379,501	12,357,064
Depreciation and amortization	4,103,164	3,306,167
Lease termination	757,815	-
Stock-based compensation (note 7(c))	1,957,776	843,979
	32,870,627	25,463,379

Income before the undernoted	15,287,815	7,884,860

Interest income	(2,940,504)	(548,885)
Interest expense (note 6)	1,867,073	1,895,934
Net interest (income) expense	(1,073,431)	1,347,049

Other expense (income)	17,990	(626,342)

Income before income taxes	16,343,256	7,164,153

Income tax expense (recovery) (note 8) :
Current	6,488,580	122,017
Future	(3,671,942)	(680,000)
	2,816,638	(557,983)

Net income	$13,526,618	$7,722,136

Earnings per share (note 9):
Basic	$0.72	$0.52
Diluted	$0.69	$0.50

Weighted average number of shares used in computing earnings per share:
Basic	18,710,370	14,805,857
Diluted	19,700,139	15,437,138

Consolidated Statements of Retained Earnings (Deficit)

	Years ended
	December 31,
	2006	2005

Retained earnings (deficit), beginning of period	$(6,294,784)	$(14,016,920)
Net income	13,526,618	7,722,136
Retained earnings (deficit), end of period	$7,231,834	$(6,294,784)

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.
Consolidated Statements of Cash Flows

	Years ended
	December 31,
	2006	2005

Cash flow from operations:
Net income	$13,526,618	$7,722,136
Items not involving cash, net of effects from acquisition:
Gain on sale of asset	-	(626,342)
Depreciation of capital assets	2,519,164	1,740,167
Amortization of intangible assets	1,584,000	1,566,000
Deferred charges- long-term debt	787,735	187,700
Stock-based compensation	1,957,776	843,979
Future tax asset	(3,671,942)	(680,000)
Cash received for lease inducement	757,815	-
Changes in working capital (note 10(b))	542,452	1,066,378
Net cash provided by operations	18,003,618	11,820,018

Cash flow from financing activities:
Proceeds from exercise of share-purchase options	421,299	421,343
Tax benefit due to option exercises	1,433,939	-
Net proceeds from public offering	36,064,000	19,230,769
Costs paid related to financing activities	(1,384,423)	(1,250,325)
Repayment of debt	(13,102,858)	(1,080,861)
Net cash provided by financing activities	23,431,957	17,320,926

Cash flow from investing activities:
Acquisitions	-	(22,610,794)
Purchase of capital assets, gross	(8,886,490)	(2,557,556)
Lease inducements received	2,442,363	-
Proceeds from disposal of capital assets	-	2,342,695
Net cash used in investing activities	(6,444,127)	(22,825,655)

Increase in cash and cash equivalents	34,991,448	6,315,289

Cash and cash equivalents, beginning of period	35,951,932	29,636,643

Cash and cash equivalents, end of period	$70,943,380	$35,951,932

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2006 and 2005

Systems Xcellence Inc. (the "Company") designs, develops and installs electronic transaction processing software solutions and provides Application Service Provider ("ASP") services for the pharmaceutical benefits supply chain within the healthcare industry.

1.    Significant Accounting Policies

The accounting policies of the Company conform to those generally accepted in Canada. Significant accounting policies are summarized below:

(a) Consolidated financial statements:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include all its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated on consolidation.

(b) Use of estimates:

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, purchase price allocation in connection with acquisitions, valuation of capital assets, valuation of intangible assets and goodwill and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates.

(c)	Revenue recognition:

The Company's revenue is derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services.

Revenue from transaction processing includes ASP and switching services and is recognized as services are provided.

Revenue from software licenses is recognized when a license agreement is executed with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed related to arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are considered essential to the functionality of the software.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant Accounting Policies (continued)

When services are considered essential to the functionality of the software, license and services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. It should be noted that a significant number of the Company’s license and services revenue are recognized under the percentage-of-completion method. If the Company does not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when final acceptance is received from the customer.

When services are not considered essential to the functionality of the software, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar volumes to a customer of similar size and nature on a stand-alone basis. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of services being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

Professional services revenues are recognized as the services are performed, generally on a time and material basis. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labor costs to complete the project.

(d) Cash and cash equivalents:

The Company considers deposits in banks, bank term deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents.

(e) Deferred charges:

Deferred charges consist of deferred financing costs relating to the issuance of long-term debt. Amortization is provided on a straight-line basis over the term of the related debt, which prior to repayment was six years.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant Accounting Policies (continued)

   (f)     Inventory:

Inventory is carried at the lower of cost or net realizable value.

(g)   Capital assets:

Capital assets are stated at cost less accumulated amortization. Capital assets, including assets under capital leases are amortized on the following bases and annual rates:

Asset	Basis	Rate
Furniture and equipment	Straight line	Over 5 years
Computer equipment and software	Straight line	3 to 5 years
Leasehold improvements	Straight line	Over lease term

Effective January 1, 2006, the Company changed the basis of depreciation for additions to furniture and equipment from 20% declining balance to straight line over 5 years on a prospective basis.

In the fourth quarter of 2006, as a result of the Company’s review of its depreciation policies, the Company changed its accounting estimate regarding the useful life of certain computer equipment. Previously, the equipment had been depreciated over three years; however, the Company determined that five years was a more reasonable useful life for certain computer equipment purchased after January 1, 2006.

   (h)  Impairment of long-lived assets:

Long-lived assets, including capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At December 31, 2006 and 2005, no events or circumstances had occurred that suggested that the carrying amounts of the long-lived asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the estimated undiscounted future cash flows expected to be generated by the use and disposal of the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i)  Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant Accounting Policies (continued)

value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its goodwill impairment test at December 31, 2006 and 2005 and determined no impairment existed.

(j)    Intangible assets:

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives are amortized over their useful lives. Customer relationships are currently amortized over ten years and acquired software is currently amortized over five years.

(k)   Research and product development:

Research costs, net of related investment tax credits, are expensed as incurred. Costs related to development of software, net of related investment tax credits, are expensed as incurred unless such costs meet the criteria for capitalization and amortization under generally accepted accounting principles. The Company has not capitalized any software development costs during 2006 or 2005.

Expenditures on equipment used in research and development activities, net of related investment tax credits, are recorded as capital assets.

(l)    Stock-based compensation:

For stock options issued to employees and directors, compensation cost related to those awards is measured based on the fair value of the options on the date of the grant that is determined by using an option pricing model. The compensation cost of the options expected to vest is recognized over the service period as compensation expense and contributed surplus. Compensation cost related to forfeited, unvested options is reversed on the cancellation date.

The Company has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the period they occur in accordance with Canadian GAAP.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant Accounting Policies (continued)

(m) Foreign currency:

The Company's measurement currency and reporting currency is the U.S. dollar. Monetary items denominated in foreign currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

The Company’s foreign operating subsidiaries are considered to be integrated operations and are translated into U.S. dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for revenue and expenses, except amortization, which is translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

(n) Earnings per share:

Basic earnings per share are computed by dividing net income by the weighted average shares outstanding during the period. Diluted earnings per share are computed similar to basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that the proceeds from the exercise of in-the-money stock options and warrants were used to acquire shares of common stock at the average market price during the period.

(o) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant Accounting Policies (continued)

   (p)   Deferred lease inducements:

Deferred lease inducements represent cash inducements and tenant improvement allowances received from the Company’s landlords that are amortized against rent expense on a straight-line basis over the term of the related lease.

   (q)    Deferred rent:

When the terms of an operating lease provide for periods of free rent, rent concessions and/or rent escalations, the Company records rent expense on a straight-line basis over the term of the related lease. The difference between the rent expense recognized and the actual payments made in accordance with the lease agreement is recognized as deferred rent liability.

   (r)     New accounting standards yet to be adopted:

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, which modifies the disclosure requirements of Section 3861, Financial Instruments - Disclosures and Presentation and Section 3863, Financial Instruments - Presentations, which carries forward unchanged the presentation requirements for financial instruments of Section 3861. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact these revised Sections will have on its consolidated financial statements.

In July 2006, the CICA replaced Section 1506, Accounting Changes, with a new section based on International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The objective of Section 1506 is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of the standard is effective from January 1, 2007 and is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2005, the CICA issued Handbook Section 3051, Investments, which replaces Handbook Section 3050, Investments. Section 3051 continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant accounting policies (continued)

after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.

In January 2005, the CICA issued Section 3855, Financial Instruments- Recognition and measurement. Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard specifies when and to which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments. The adoption of the standard is effective from January 1, 2007 and the Company is evaluating the impact of the standard on its consolidated financial statements.

In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.

   (s)    Comparative figures:

Certain figures have been reclassified to conform to the consolidated financial statements presentation adopted in the current year.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

2.    Capital assets

		Accumulated	Net book
December 31, 2006	Cost	amortization	value
Furniture and equipment	$2,429,060	$(944,185)	$1,484,875
Computer equipment and software	14,156,747	(8,435,622)	5,721,125
Leasehold improvements	3,582,704	(674,846)	2,907,858
	$20,168,511	$(10,054,653)	$10,113,858

		Accumulated	Net book
December 31, 2005	Cost	amortization	value
Furniture and equipment	$1,265,344	$(689,775)	$575,569
Computer equipment and software	9,451,409	(6,426,563)	3,024,846
Leasehold improvements	596,691	(419,152)	177,539
	$11,313,444	$(7,535,490)	$3,777,954

3.    Deferred lease inducements

During 2006, the Company entered into two new operating lease agreements for new office space in Lisle, Illinois and Scottsdale, Arizona. As part of these agreements, the Company received certain lease inducements including cash and tenant improvement allowances. The inducements are amortized on a straight-line basis over the term of the lease as a reduction of rent expense.

During 2006, gross lease inducements totalled $3,200,178, of which $757,815 was received in cash as reimbursement for the lease termination fee paid by the Company to the lessor of the U.S. headquarters located in Lombard, Illinois to terminate the lease effective March 31, 2007. The remaining $2,442,363 represents amounts paid by the landlord for leasehold improvements and other capital assets related to the leased facility acquired on behalf of the Company, in connection with the leased facility, as per the lease agreement. During 2006, the Company recorded amortization expense related to lease inducements totalling $31,421.

4.    Deferred charges

		Accumulated
	Cost	amortization	Total
Balance, December 31, 2005	$1,090,386	$(302,700)	$787,686
Deferred charges - long-term debt	-	(787,686)	(787,686)
Balance, December 31, 2006	$1,090,386	$(1,090,386)	$-

In July 2006, the Company repaid its outstanding long-term debt and, as a result, wrote off the remaining deferred charges (note 6).

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

5.    Goodwill and other intangible assets

	Gross	Accumulated	Net book
December 31, 2006	Amount	amortization	value
Goodwill	$15,996,147	$-	$15,996,147
Amortizable intangible assets:
Customer relationships	12,950,000	(2,578,750)	10,371,250
Acquired software	1,445,000	(571,250)	873,750
	$30,391,147	$(3,150,000)	$27,241,147

	Gross	Accumulated	Net book
December 31, 2005	Amount	amortization	value
Goodwill	$13,996,147	$-	$13,996,147
Amortizable intangible assets:
Customer relationships	12,950,000	(1,283,750)	11,666,250
Acquired software	1,445,000	(282,250)	1,162,750
	$28,391,147	$(1,566,000)	$26,825,147

Amortization expense related to customer relationships will be $1,295,000 for each of the five years ending December 31, 2011. Amortization expense related to acquired software for 2007, 2008, and 2009 will be $280,000 each year. No amortization expense related to acquired software will be recorded for 2010 and 2011 as such assets will be fully amortized.

On December 17, 2004, the Company, through a wholly-owned subsidiary, acquired all of the outstanding shares of Health Business Systems (“HBS”), based in Warminster, Pennsylvania, which provides retail pharmacy management systems and workflow technology. The acquisition of HBS was accounted for using the purchase method. The results of operations of HBS have been included in the operating results of the Company from the date of the acquisition.

Under the terms of the HBS Stock Purchase Agreement (the “Agreement”), the Company was required to pay $20 million in cash for HBS, with the final purchase price subject to working capital adjustments and an additional $4 million of contingent consideration dependent upon HBS achieving certain calendar 2004 and 2006 financial earn-out targets.

On December 17, 2004, the Company paid $2 million, which was being held in an interest-bearing escrow account pursuant to the terms of the Agreement, and issued notes of $18 million to the shareholders of HBS. On January 3, 2005, the Company paid $18 million in cash in settlement of the notes. On May 31, 2005, the Company paid $2,375,794 to the former shareholders of HBS, of which $2 million was the settlement of the financial 2004 earn-out target and $375,794 was the settlement of the working capital agreement. On June 1, 2005, the Company paid $2,000,000 to an interest-bearing escrow account which was due to the former HBS shareholders on December 31, 2006, subject to specified earn-out targets being met. At September 30, 2006, it was determined that the specified earn-out targets would

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

5.    Goodwill and other intangible assets (continued)

most likely be met during the fourth quarter of 2006 and, therefore, the $2,000,000 was reclassified from “Other assets” to “Goodwill and other intangible assets.” During January 2007, the $2,000,000 was released from escrow and paid to the former shareholders of HBS.

6.    Long-term liabilities

The Company had no long-term debt at December 31, 2006.

December 31, 2005	Current	Long-term	Total
Long-term debt	$1,530,000	$11,572,858	$13,102,858

(a)	Long-term debt:

On December 27, 2002, the Company entered into a Credit Facility Agreement with a lender, which consisted of a $1,000,000 revolving line of credit and a $7,600,000 term loan. The credit facility was to mature on December 27, 2008.

The term loan bore interest at a base rate which was at the choice of the Company (LIBOR or U.S. Prime rate), plus a rate margin to be determined as of the first date of each interest period, contingent on the Company’s leverage ratio at that time. The base rate was capped for the first three years of the Credit Facility Agreement. For the first two years, the Company made quarterly interest-only payments, and thereafter, made quarterly interest and amortized principal payments, beginning on December 31, 2004, of $380,000 until maturity.

In 2004, the Company amended and increased its senior secured credit facility by $6,000,000 to $13,600,000 and terminated the revolving line of credit. The amended terms of the Company’s credit facility included a six-year term with quarterly principal payments that commenced on December 31, 2005 and was to mature on December 31, 2010. The interest rate on the amended credit facility was calculated in the same manner noted above. The effective interest rate for the year ended December 31, 2005 was 11.2%.

The deferred charges related to the original debt along with the costs incurred by the Company related to the amended long-term debt were being amortized over the term of the amended debt.

The credit facility was a senior secured arrangement, secured by the Company’s U.S. subsidiary and guaranteed by the Company.

On July 5, 2006, the Company repaid its outstanding line of credit and term loan. The Company paid cash consideration of $12,785,207, which consisted of $12,580,000 in principal and $205,207 in a prepayment fee and accrued interest. The Company wrote off related unamortized financing costs of $821,641.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

6.    Long-term liabilities (continued)

(b) Mortgage:

   The Company had a mortgage secured by the land and building of its Milton, Ontario headquarters, which was being amortized over 10 years and had a maturity date of March 31, 2006. The mortgage bore interest at 6.8% and required monthly payments of approximately $10,965 including principal and interest. During 2005, the Company repaid the outstanding mortgage amount in connection with the sale of the land and building. See note 14 for more information.

Interest expense relates to the following:

	Years ended December 31,
	2006	2005
Long-term liabilities	$970,463	$1,582,442
Bank charges	108,924	125,792
Deferred charges - long-term debt	787,686	187,700
	$1,867,073	$1,895,934

7.    Capital stock

(a)   Common shares:

(i) Authorized: Unlimited voting common shares

(ii) Issued:

	Number
	of shares (iii)	Amount
Balance, December 31, 2004	14,579,624	$45,363,072
Issuance of common shares (a)(iv)	2,250,000	17,930,444
Exercise of options	109,209	421,343
Balance, December 31, 2005	16,938,833	63,714,859
Issuance of common shares (a)(iv)	3,200,000	34,679,577
Exercise of options	305,657	1,445,333
Balance, December 31, 2006	20,444,490	$99,839,769

(iii) Share consolidation:

On June 5, 2006, the Company filed articles of amendment to effect a four-to-one share consolidation of the Company’s outstanding common shares. The share consolidation was approved by the shareholders of the Company on May 17, 2006. Accordingly, information

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

7.    Capital stock (continued)

relating to the number of shares and net income per share presented in the consolidated statements of operations gives effect to this share consolidation for all periods presented.

   (iv) Issuance of common shares:

On November 29, 2005, the Company completed a public offering of 2,250,000 common shares at a price of Cdn. $10.00 per common share with proceeds of $19,230,769 (Cdn. $22,500,000). Share issuance costs were approximately $1,300,325.

On June 22, 2006, the Company filed a short-form prospectus in Canada and a Registration Statement in the U.S. in connection with the issue of 3,200,000 common shares of the Company. The gross proceeds of the issuance were $38,659,680, excluding underwriting fees and issuance costs of $2,595,680 and $1,384,423, respectively.

(b) Share purchase options:

The Company has a stock option plan. Under the terms of the plan, the Company may grant options from time to time to its officers, directors, key employees and service providers and any affiliate or subsidiary of the Company for up to 2,937,500 shares of common stock. The exercise price of each option shall be set at the time the option is granted and shall not be lower than the market price of the Company’s common shares at that time. An option’s maximum life under the Company’s option plan is five years from the date of vesting.

The following table summarizes stock option activity for the years ended December 31, 2006 and 2005:

	2006		2005
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
(in Cdn. dollars)
Outstanding, beginning of period	1,702,589	$4.72	1,392,251	$4.40
Granted	734,875	14.56	495,000	6.40
Exercised	(359,418)	3.79	(109,209)	4.56
Expired	-	-	(68,203)	10.04
Forfeited	(19,585)	9.33	(7,250)	7.08
Outstanding, end of period	2,058,461	8.38	1,702,589	4.72
Options exercisable, end of period	1,417,966	$6.54	1,255,918	$4.08

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

7.    Capital stock (continued)

The following table summarizes the information about the stock options outstanding at December 31, 2006:

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Options	contractual	exercise	Options	exercise
exercise price	outstanding	life (years)	price	exercisable	price
(In Cdn. dollars)
$1.20 - $3.20	527,252	2.22	$2.39	527,252	$2.39
$5.36 - $7.80	792,001	4.57	6.66	625,584	6.75
$8.44 - $18.23	739,208	5.94	14.49	265,130	14.33
$1.20 - $18.23	2,058,461	4.46	8.38	1,417,966	6.54

(c) Stock-based compensation:

For the years ended December 31, 2006 and 2005, the Company recorded stock-based compensation expense of $1,957,776 and $843,979, respectively. The Black-Scholes option pricing model was used to estimate the fair value of the options at grant date based on the following assumptions:

	Years ended December 31,
	2006	2005
Volatility	36.5 - 40.8%	38 - 58%
Risk-free interest rate	4.74 - 5.13%	4.00%
Expected life	5 years	5 years
Dividend yield	-	-
Weighted average grant date fair value (in Cdn. dollars)	$5.96	$3.84

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

8.    Income taxes

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows.

	Years ended December 31,
	2006	2005
Future income tax assets:
Non-capital loss carryforwards	$871,000	$3,234,000
Deductible research and development expenses	1,477,000	1,639,000
Capital and intangible assets	907,000	1,107,000
Accruals and lease inducements	3,556,000	1,310,000
Other	798,000	343,000
	7,609,000	7,633,000
Less valuation allowance	3,066,000	6,951,000
Total future tax assets	4,543,000	682,000
Future income tax liabilities:
Deferred charges	191,000	2,000
Total future income tax liabilities	191,000	2,000
Net future income tax assets	$4,352,000	$680,000

At December 31, 2006, the Company has Canadian loss carryforwards available to reduce future years' taxable income, which expire as follows:

(in Cdn. dollars)
2008	$980,000
2009	1,275,000
2010	473,000
$2,728,000

In addition to the loss carryforwards listed above, the Company has unused Canadian SR&ED deductions of approximately $5.3 million, which have no expiration date.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

8.    Income taxes (continued)

The differences between the effective tax rate reflected in the provision for income taxes and the statutory income tax rate are as follows:

	Years ended December 31,
	2006	2005
Corporate statutory rate	34.6%	36.1%
Income tax expense on income before income taxes	$5,685,195	$2,586,000
Tax effect of:
Impact of foreign tax rates	203,000	177,700
Share issuance costs	(246,241)	(472,000)
Change in valuation allowance	(3,884,772)	(3,123,000)
Permanent differences	29,275	593,000
Effect of foreign exchange	(245,008)	(1,125,000)
Impact of state minimum tax rate	483,642	18,000
Other	791,547	787,317
	$2,816,638	$(557,983)

Income from the U.S. operations before income taxes was $12,025,328 and $2,655,613 for the years ended December 31, 2006 and 2005, respectively.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management also considers projected future taxable income uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. During 2006, it was determined by management that the Company will be able to utilize a taxable benefit from historical net operating losses and tax-related timing, in accordance with CICA Handbook Section 3465, Income Taxes. The Company recorded a future income tax recovery of $3,671,942 and $680,000 for the years ended December 31, 2006 and 2005, respectively.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

9.    Earnings per share

	Years ended December 31,
	2006	2005
Numerator:
Net income available to common shareholders	$13,526,618	$7,722,136
Denominator:
Weighted average number of shares:
Basic	18,710,370	14,805,857
Effect of dilutive securities:
Stock options	989,769	631,281
Diluted	19,700,139	15,437,138
Earnings per share:
Basic	$0.72	$0.52
Diluted	$0.69	$0.50

10.      Supplemental cash flow information

(a) The components of cash and cash equivalents were as follows:

	Years ended December 31,
	2006	2005
Cash on deposit	$21,957,902	$7,678,392
U.S. money market funds	4,834,411	3,509,513
Commercial paper (less than 90 days)	30,841,264	24,733,932
Certificates of deposit (less than 90 days)	13,279,760	-
Canadian dollar deposit (Cdn. $35,000 at 1.165; December 31, 2005 - Cdn. $35,000 at 1.163)	30,043	30,095
	$70,943,380	$35,951,932

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

10.    Supplemental cash flow information (continued)

   (b)    Change in working capital:

	Years ended December 31,
	2006	2005
Accounts receivable, net	$(5,661,772)	$(8,398)
Prepaid expenses	(834,804)	(386,830)
Unbilled revenue	(973,794)	(1,001,971)
Inventory	177,440	(244,043)
Accounts payable and accrued liabilities	7,426,881	2,072,835
Deferred rent	297,608	-
Deferred revenue	110,893	634,785
	$542,452	$1,066,378

   (c)    Other non-cash investing activities:

	Years ended December 31,
	2006	2005
Capital assets included in accounts payable	$-	$65,134
Capital assets purchased with lease inducements (note 3)	2,442,363	-
Amortization of deferred lease inducements (note 3)	31,421	-

(d)   Cash paid (received) for income taxes and interest was as follows:

	Years ended December 31,
	2006	2005
Income taxes paid	$4,435,833	$122,017
Interest paid	1,079,387	1,708,233
Interest received	(2,772,689)	(548,885)

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

11.    Commitments and contingencies

(a) Commitments:

Aggregate minimum payments in respect of operating lease commitments for premises and office equipment at December 31, 2006 are as follows:

2007	$1,200,450
2008	1,664,360
2009	1,419,478
2010	1,451,380
2011	1,387,509
Thereafter	7,144,368
$14,267,545

The total rental expense for the years ended December 31, 2006 and 2005 was $1,907,120 and $1,280,931, respectively.

   (b)   Contingencies:

From time to time in connection with its operations, the Company is named as a defendant in actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, management believes that adequate provisions have been recorded in the accounts where required.

(c)  Guarantees:

The Company provides routine indemnification to its customers against liability if the Company’s products infringe on a third party’s intellectual property rights. The maximum amount of these indemnifications cannot be reasonably estimated due to their uncertain nature. Historically, the Company has not made payments related to these indemnifications.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

12.    Segmented information

The Company operates in a single reportable operating segment, which is providing transaction processing solutions to the pharmaceutical benefits industry.

The Company operates in two geographic areas as follows:

December 31, 2006	Canada	U.S.	Total
Revenue	$2,247,971	$78,675,024	$80,922,995
Capital assets	200,241	9,913,617	10,113,858
Goodwill	-	15,996,147	15,996,147
Net assets	3,046,685	108,443,379	111,490,064

December 31, 2005	Canada	U.S.	Total
Revenue	$1,143,878	$52,979,158	$54,123,036
Capital assets	195,264	3,582,690	3,777,954
Goodwill	-	13,996,147	13,996,147
Net assets	1,720,189	57,750,619	59,470,808

The Company's revenue consists of the following:

	Years ended December 31,
	2006	2005
Recurring:
Transaction Processing	$38,766,480	$21,446,079
Maintenance	14,930,967	13,343,483
Total Recurring	53,697,447	34,789,562
Non-Recurring:
Professional Services	16,915,234	11,108,772
System Sales	10,310,314	8,224,702
Total Non-Recurring	27,225,548	19,333,474
Total Revenue	$80,922,995	$54,123,036

During the year ended December 31, 2006, one customer accounted for 10.4% of total revenue. During the year ended December 31, 2005, no one customer accounted for more than 10% of total revenue.

At December 31, 2006 and 2005, no one customer accounted for more than 10% of the total accounts receivable balance.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

12.    Segmented information (continued)

Cost of sales applicable to each category of revenue is as follows:

	Years ended December 31,
	2006	2005
Recurring services:
Revenue	$53,697,447	$34,789,562
Cost of sales	22,098,814	13,523,015
	31,598,633	21,266,547
Non-Recurring services:
Revenue	27,225,548	19,333,474
Cost of sales	10,665,739	7,251,782
	$16,559,809	$12,081,692

13.    Financial instruments

(a)   Credit risk: The Company is subject to concentrations of credit risk through cash equivalents and accounts receivable. Management monitors the credit risk and credit standing of counterparties on a regular basis. Cash equivalents and accounts receivable are with financial institutions and large corporations.

(b)   Fair values: The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and notes payable approximate their fair values due to the relatively short periods to maturity. The carrying values of the long-term liabilities approximate their fair values as the interest rates approximate rates currently available to the Company.

(c)   Foreign exchange risk: The Company is subject to foreign exchange risk. The Company does not enter into derivative instruments to mitigate this risk. Exposure to fluctuations in Canadian-dollar denominated transactions is partially offset by Canadian-denominated assets and liabilities. The realized foreign exchange gains and losses for each of the periods presented were insignificant.

14.    Sale of land and building

On May 31, 2005, the Company completed the sale and leaseback of its Milton, Ontario headquarters facility for approximately $2,343,000. The net proceeds after repayment of the mortgage on the building were approximately $1,585,000. The Company recorded a gain of $626,342 on the sale.

Concurrent with the sale, the Company has agreed to lease back 8,100 rentable square feet of the facility for a three-year term with one three-year renewal option period which represents a minor portion of the property sold.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

15.    Reconciliation of significant differences between accounting principles generally accepted in Canada and United States

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except as follows:

(a)   Consolidated statements of operations:

	Years ended December 31,
	2006	2005
Net income in accordance with Canadian GAAP	$13,526,618	$7,722,136
Adjustments for:
Stock-based compensation (d)	119,567	-
Net income in accordance with U.S. GAAP	$13,646,185	$7,722,136

The basic and diluted earnings per share under U.S. and Canadian GAAP are as follows:

Canadian GAAP
Basic	$0.72	$0.52
Diluted	$0.69	$0.50
U.S. GAAP
Basic	$0.73	$0.52
Diluted	$0.69	$0.50

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

15.    Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued)

(b)  Under U.S. GAAP, the Company is required to present a statement of changes in shareholders’ equity, which is presented below:

			Additional	Retained
	Common Stock		paid-in	Earnings
	Number	Amount	capital	(Deficit)	Total
Balance as of December 31, 2004	14,579,624	$45,363,072	$911,689	$(13,721,855)	$32,552,906
Issuance of common shares, net	2,250,000	17,947,574	-	-	17,947,574
Exercise of stock options	109,209	461,022	(39,679)	-	421,343
Exercise of warrants	-	(17,130)	-	-	(17,130)
Stock-based compensation	-	-	843,979	-	843,979
Net income	-	-	-	7,722,136	7,722,136
Balance as of December 31, 2005	16,938,833	$63,754,538	$1,715,989	$(5,999,719)	$59,470,808

Balance as of December 31, 2005	16,938,833	$63,754,538	$1,715,989	$(5,999,719)	$59,470,808
Issuance of common shares, net	3,200,000	34,679,577	-	-	34,679,577
Exercise of stock options	305,657	1,445,333	(1,023,987)	-	949,141
Tax benefit due to options exercised			1,433,939		1,433,939
Stock-based compensation	-	-	1,838,209	-	1,838,209
Net income	-	-	-	13,646,185	13,646,185
Balance as of December 31, 2006	20,444,490	$99,879,448	$3,964,150	$7,646,466	$111,490,064

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

15.    Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued)

(c)   Consolidated comprehensive income:

Statement on Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on marketable securities. There are no adjustments to the U.S. GAAP net income required to reconcile to the comprehensive income.

(d)   Stock-based compensation:

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in notes 1(l) and 7. Under U.S. GAAP, the Company has similarly elected to follow the fair value method in accordance with SFAS 123, Accounting for Stock-based Compensation (“SFAS 123”), as of January 1, 2004 using the modified prospective transition method. Prior to January 1, 2004 the Company followed APB 25, Accounting for Stock Issued to Employees. Under SFAS 123, compensation expense is recorded as a charge to income and a credit to additional paid-in-capital over the service period. As the Company did not have any deferred compensation, stock-based compensation liabilities or deferred income taxes recorded as of January 1, 2004, there is no required opening adjustment relating to these accounts. The amounts that would otherwise have been recorded as compensation in the year as if the fair value method had always been applied will be recorded in income on a prospective basis. Since, for Canadian GAAP purposes, the Company retroactively restated the stock-based compensation relating to the fiscal years 2003 and 2004, an adjustment was made to the U.S. GAAP opening deficit and contributed surplus (APIC) accounts to remove the impacts of the Canadian restatement relating to any unvested options as of January 1, 2004.

Effective January 1, 2006, the Company is required to apply the provisions of FASB Statement No. 123R (“SFAS 123R”), which requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The Company has adopted this standard using the modified-prospective method and, therefore, recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after January 1, 2006 over the requisite service period. In addition, the Company recognizes stock-based compensation expense for previously granted unvested awards outstanding as of January 1, 2006 over the remaining portion of the requisite service period.

Under SFAS 123R, the Company is required to determine the grant date fair value of the stock-based awards granted. The Company is continuing to use the Black-Scholes option pricing model to value

15.    Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued)

these options. The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period. Currently, the Company adjusts compensation cost for actual forfeitures at the time forfeitures occur, as is permitted under Canadian GAAP. SFAS 123R requires the Company estimate forfeitures as part of the initial measure of the grant date fair value of the award. The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is $50,000 at January 1, 2006.

Under U.S. GAAP, the expense related to share-based payment arrangements should be presented in the same income statement line item as the cash compensation to those employees. Accordingly, the allocation of the stock-based compensation costs would be as follows:

	Years ended December 31,
	2006	2005
Project costs	$375,564	$223,122
Product development costs	185,504	118,337
Selling, general and administrative	1,277,141	502,520
	$1,838,209	$843,979

(i)    Under U.S. GAAP, components of current liabilities that are in excess of 5% of total current liabilities need to be disclosed separately. Included in accrued liabilities at December 31, 2006 and 2005 are salaries and benefit accruals of $3,742,148 and $2,971,564, respectively.

Also included in accrued liabilities at December 31, 2006 and 2005 are benefit management and rebates payable totalling $4,136,520 and nil, respectively.

(ii)   Under U.S. GAAP, the amortization of the accretion charge and financing costs on the long-term debt is computed using the effective interest rate method, which is not materially different from the amounts recorded under Canadian GAAP, which is computed using the straight-line method.

(e)   Recent accounting pronouncements under U.S. GAAP yet to be adopted:

In June 2006, the FASB issued Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, which intends to clarify the accounting for uncertainty in incomes taxes recognized in the Company’s financial statements. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for the Company’s fiscal year beginning January 1, 2007 and, therefore, has no effect on the financial statements at December 31, 2006. The Company is currently working to ensure proper reporting under the new standard and as the Company prepares its financial statements in accordance with Canadian GAAP, certain applications under FIN No. 48 may not apply. Any financial reporting requirements under FIN No.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

15.    Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued)

48 that differ from Canadian GAAP will be analyzed for inclusion in the Company’s U.S. GAAP footnote for the fiscal year beginning January 1, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS No. 157 applies to financial statements that are issued for fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. As such, there is no impact on the Company’s financial statements or notes thereto for the year ended December 31, 2006.

    (f) Changes in accounting policies adopted currently:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB 108 requires that public companies utilize a “dual-approach” to assessing the quantitative effects of financial misstatements. This dual-approach includes both an income statement focused assessment and a balance sheet focused assessment. The Company adopted SAB No. 108 effective January 1, 2006 with no impact on the Company’s financial statements or notes thereto for the year ended December 31, 2006.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

This Management Discussion and Analysis (“MD&A”) has been prepared and is current as of March 23, 2007. It should be read in conjunction with the audited consolidated financial statements at and for the year ended December 31, 2006, including the notes thereto. This MD&A also contains forward looking statements and should be read in conjunction with the risk factors described below under “Risk Factors.”

This report contains forward-looking statements. Any statements contained herein that are not historical facts may be deemed to be forward-looking statements. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to the ability of the Company to adequately address: the risks associated with acquisitions, the Company’s dependence on key customers and key personnel, competition from both existing and new sources, expanding its service offerings, the impact of technological change on its product/service offerings, potential fluctuations in financial results, the sufficiency of its liquidity and capital needs, the indebtedness of the Company, the volatility of its share price, the Company’s limited history of profitability, the continued viability of its proprietary technology, its product liability and insurance needs, its reliance on key suppliers if any, continued confidence in e-commerce as an on-line delivery mechanism for information, and the impact of government regulation on the business.

All figures are in U.S. dollars unless otherwise stated.

Overview

Systems Xcellence Inc. (“the Company”) is a leading provider of healthcare information technology solutions and services to providers, payers and other participants in the pharmaceutical supply chain in North America. The Company’s product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. The Company’s solutions are available on a license basis with on-going maintenance and support or on a transaction fee basis using an Application Service Provider (“ASP”) model. The Company’s payer customers include over 70 Managed Care Organizations, Blue Cross Blue Shield organizations, government agencies, employers and intermediaries such as Pharmacy Benefit Managers. Our provider customers include over 1,400 independent, regional chain, institutional, and mail-order pharmacies. The solutions offered by the Company’s services assist both payers and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

The Company’s revenue is primarily derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services. Revenue from transaction processing includes ASP and switching services and is recognized as services are provided. Revenue from software licenses and hardware sales is recognized when a license agreement is executed with the customer, the software or hardware product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed for arrangements with significant payment due beyond normal trading terms to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met. Maintenance and professional services revenues are recognized as the services are performed. Professional services revenue attributed to fixed price arrangements is recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. For arrangements that are not fixed price arrangements, both the license revenue and professional services revenue are recognized upon delivery of services. For more information on our revenue recognition policies see ‘‘Critical Accounting Policies and Estimates.’’

The Company’s expenses primarily consist of cost of sales, product development costs and selling, general and administrative (“SG&A”) costs. Cost of sales includes costs related to the products and services provided to customers and costs associated with the operation and maintenance of the transaction processing centers. These costs include salaries and related expenses for professional services personnel, transaction processing centers’ personnel, customer support personnel and any hardware or equipment sold to customers. Product development costs consist of staffing expenses in support of the payer and provider products. In general, such costs are not directly related to specific customer products or deliverables, but rather to enhancements and new initiatives. SG&A costs relate to selling expenses, commissions, marketing, network administration and administrative costs that include legal, accounting, investor relations and corporate development costs.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Overall Performance

During the year ended December 31, 2006, the Company’s financial position and growth prospects continued to strengthen in a number of key areas.

Growth in Pharmacy Benefit Management Services

During 2006, the Company has continued to build the informedRx pharmacy benefit management service offering that expands on the adjudication of prescription drug claims to include the design of healthcare benefit plans for members, managing the reimbursement of retail pharmacies in the pharmacy network, analyzing drug utilization, managing rebate contracts with pharmaceutical manufacturers and establishing web portals to extend the point-of-contact between benefit plans and members. In addition, certain customers utilized the Company’s pharmacy network to process prescription drug benefits generated by their Medicare-approved discount drug card program.

Recurring Revenue

Recurring revenue remained a cornerstone of the Company’s business model. Growth in revenue from recurring sources has been driven primarily by growth in the Company’s transaction processing business in the form of claims processing and pharmacy benefit administrative services (informedRx) for its payer customers and switching services for its provider customers. Through the Company’s transaction processing business, where the Company is generally paid on a volume basis, the Company continues to benefit from the growth in pharmaceutical drug use in the United States. The Company continues to believe that aging demographics and increased use of prescription drugs will continue to benefit the transaction processing business. In addition to benefiting from this industry growth, the Company continues to focus on increasing the transaction processing segment of recurring revenue by adding new transaction processing customers to the existing customer base.

Recurring revenue increased 54% to $53.7 million for 2006 from $34.8 million for 2005. This increase is due primarily to growth in the transaction processing business (including informedRx), the claims processing and pharmacy benefit management services for the Company’s payer customers, and switching and maintenance services for provider customers.

Transaction processing revenue for 2006 increased $17.3 million, or 81%, as compared to 2005 due to the addition of new clients, growth in volumes from existing clients as well as the new Medicare Part D benefits, a federal program that allows for prescription drug coverage for seniors.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Selected Annual Information

To assist investors in assessing past and future financial performance, presented below is the Company’s Selected Annual Information for the years ended December 31, 2006 and 2005.

	2006	2005
	(US $000s except per share data)
Revenue
Transaction processing	$38,766	$21,446
Maintenance	14,931	13,343
Total Recurring	53,697	34,789
Percentage of Total Revenue	66%	64%

System sales	10,310	8,225
Professional services	16,915	11,109
Total Non-Recurring	27,225	19,334
Percentage of Total Revenue	34%	36%

Total Revenue	$80,922	$54,123

Gross Profit	$48,158	$33,348
Percentage of Total Revenue	60%	62%

Expenses:
Product development costs	8,672	8,956
Selling, general and administrative	17,380	12,357
Amortization	4,103	3,306
Lease termination charge	758	-
Stock-based compensation	1,958	844
	32,871	25,463

Income before the undernoted:	15,287	7,885

Net Interest Income	(2,941)	(549)
Net Interest Expense	1,867	1,896
	(1,074)	1,347

Gain on sale of land and building	-	(626)
Other expense	17	-

Income before income taxes	16,344	7,164
Income taxes	2,817	(558)

Net income	$13,527	$7,722

Basic earnings per share	$0.72	$0.52
Diluted earnings per share	$0.69	$0.50

Total assets	131,224	81,304
Long-term liabilities	3,466	11,573

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Results of Operations

The discussion and analysis that follows relates to the results of operations of the Company and should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2006 and 2005. The financial statements, including comparative information, related footnotes, and the following management discussion and analysis, unless otherwise stated, are expressed in U.S. dollars.

2006 compared to 2005

Revenue

The Company’s revenue breaks down into the following components:

	2006	2005
Products and services:
Transaction processing	$38,766,480	$21,446,079
Maintenance	14,930,967	13,343,483
Professional services	16,915,234	11,108,772
System sales	10,310,314	8,224,702
	$80,922,995	$54,123,036

Consolidated revenue increased $26.8 million, or 50%, to $80.9 million for 2006 from $54.1 million for 2005.

Transaction processing revenue (consisting of claims adjudication, benefits processing, and switching revenue) increased $17.3 million, or 81%, due to the addition of new clients, growth in volumes from existing clients as well as the new Medicare Part D benefits, a federal program that allows for prescription drug coverage for seniors.

Maintenance revenue (consisting of hardware and software maintenance and certain pharmacy services) increased $1.6 million, or 12%, primarily due to new system sales compared to the prior period.

Professional services revenue increased $5.8 million, or 52%, primarily due to the consulting and implementation services performed in regards to the Medicare Part D program for existing customers, as well as some larger, long-term consulting projects for new and existing customers.

Systems sales revenue (consisting of hardware and software license revenue) increased $2.1 million, or 25%, primarily due to upgrades for existing clients with tiered license upgrade fees which are linked to the transaction processing volumes and the result of work performed for customers under the Medicare Part D program, as well as selling more processing tiers to existing license customers.

On a percentage basis, recurring revenue accounted for 66% and 64% of consolidated revenue in 2006 and 2005, respectively. Recurring revenue consists of transaction processing and maintenance revenue.

Gross Profit

Gross profit margin was 60% for 2006 compared to 62% for 2005. This decrease was primarily due to required increased expenditures to build-out the Company’s PBM services offering as well as other expenses associated with the implementation of the State of Georgia and Kroger contracts.

Product Development Costs

Product development costs for 2006 were $8.7 million, representing 11% of revenue, compared to $9.0 million, or 17% of revenue for 2005. The decrease is the result of increased utilization of the Company’s employees for professional services projects, as opposed to focusing on development of new products.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Selling, General and Administration Costs

SG&A costs for 2006 were $17.4 million, or 21% of revenue, compared to $12.4 million, or 23% of revenue, for 2005. The decrease as a percentage of revenue is due primarily to the continued focus on cost control and improving operational efficiencies.

The $5.0 million increase in costs related to increased public reporting costs as a result of the listing of the Company’s shares in the U.S., insurance, consulting, infrastructural and recruiting expenses to support the Company’s growth.

Depreciation and Amortization

Depreciation and amortization expenses increased $0.8 million to $4.1 million for 2006 from $3.3 million for 2005 due primarily to the build-out of the Company’s Scottsdale, Arizona and Lisle, Illinois locations, and an increase in data center capacity to support the higher transaction volume.

Lease Termination Charge

In March 2006, the Company entered into a new operating lease agreement for new office space in Lisle, Illinois. The lease is effective February 1, 2007 and carries a term of 11 years. Coterminous with this new lease agreement, the Company gave notice to the lessor of the Company’s office located in Lombard, Illinois, to terminate the lease effective March 31, 2007, which termination was subject to an early termination fee of $0.8 million. The Company received $0.8 million from the new landlord and subsequently paid for the lease termination fee which was expensed in the period. See note 3 to the consolidated financial statements for more information.

Stock-based Compensation

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value on the grant date and recognized over the vesting period. Stock compensation expense in 2006 increased to $2.0 million from $0.8 million for 2005. This increase was due to the issuance of approximately 735,000 options during 2006 in connection with the Company’s stock option plan as well as an increase in the fair value of the options issued.

Interest Income and Expense

Interest income increased to $2.9 million for 2006 from $0.5 million for 2005 due to additional cash balances available for investment from the Company’s equity offerings in November 2005 and June 2006. Interest expense was $1.9 million for 2006 and 2005. In July 2006, the Company repaid its long-term debt obligation using proceeds from the equity offering. See note 6 to the consolidated financial statements for more information.

Income Taxes

The Company recognized current tax expense of $6.5 million for 2006 compared to $0.1 million for 2005. During 2006, it was determined by management that the Company will be able to utilize a taxable benefit attributable to historical net operating losses and tax-related timing, in accordance with CICA Handbook Section 3465, Income Taxes. As a result, approximately $3.7 million of previously unrecognized future tax assets (“FTAs”) were recognized. At December 31, 2005, approximately $0.7 million of FTAs already existed on the Company’s balance sheet.

Net Income

The Company reported net income of $13.5 million, or $0.69 per share (fully-diluted), for 2006 compared to net income of $7.7 million, or $0.50 per share (fully-diluted), for 2005. The $5.8 million increase in net income was primarily due to an increase in gross profit of $14.8 million, an increase in net interest income of $2.4 million, and a decrease in product development costs of $0.3 million, partially offset by an increase in the following: SG&A costs ($5.0 million), depreciation and amortization ($0.8 million), stock-based compensation ($1.1 million), other expense ($0.6 million), income taxes ($3.4 million), in addition to a one-time lease termination charge of $0.8 million.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The increase in revenue was generated primarily from growth in the Company’s transaction processing revenue and consulting, implementation and system sales related to the addition of new clients, growth in volumes from existing clients as well as the new Medicare Part D benefits. The increase in project costs was required to support the revenue growth. The increase in SG&A costs related primarily to increased public reporting costs, insurance, consulting, infrastructural and recruiting fees.

Non-GAAP Financial Measures

SXC reports its financial results in accordance with generally accepted accounting principles (“GAAP”). SXC’s management also evaluates and makes operating decisions using various other measures. Two such measures are book of business and adjusted EBITDA, which are non-GAAP financial measures. SXC’s management believes that these measures provide useful supplemental information regarding the performance of SXC’s business operations.

Book of business is management’s estimate of the total revenue expected to be recognized over future periods generally not exceeding three years based on the existing portfolio of in-place contracts at a point in time. It is composed of two components: (1) revenue expected to be recognized over such period from in-place renewable contracts related to transaction processing, and maintenance contracts described as recurring revenues in the above discussion; and (2) revenue expected to be recognized from in-place professional services and systems sales contracts, described as non-recurring revenues in the above discussion. SXC’s book of business at any time does not indicate demand for the Company’s products and services and may not reflect actual revenue for any period in the future.

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income tax, depreciation, amortization, stock-based compensation, debt service, and certain other one-time charges. Management believes it is useful to exclude depreciation, amortization and net interest income (expense) as these are essentially fixed amounts that cannot be influenced by management in the short term. In addition, management believes it is useful to exclude stock-based compensation as this is not a cash expense. Lastly, debt service and certain other one-time charges are excluded as these are not recurring items. Investors are cautioned that adjusted EBITDA should not be construed as an alternative to net income, determined in accordance with GAAP, as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of adjusted EBITDA to net income is shown below:

	For the 12 months ended
	31-Dec-06	31-Dec-05

Adjusted EBITDA	$22,106,570	$12,035,006

Amortization	(4,103,164)	(3,306,167)

Stock-based compensation	(1,957,776)	(843,979)

Gain on sale of asset	-	626,342

Lease termination	(757,815)	-

Other income (expense)	(17,990)	-

Interest income (expense), net	1,073,431	(1,347,049)

Income tax recovery (expense)	(2,816,638)	557,983

Net Income	$13,526,618	$7,722,136

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Share data information

On June 5, 2006, the Company effected a four-to-one share consolidation, unless otherwise stated, all share data contained herein reflects such share consolidation.

As of February 28, 2007, there were 20,575,989 common shares issued and outstanding and 1,922,170 options outstanding, of which 1,288,841 are currently exercisable. There are no warrants or compensation options that are convertible into common stock.

Summary of Quarterly Results - Calendar Basis (unaudited)

The following table provides summary quarterly results (unaudited) for the eight quarters prior to and including the quarter ended December 31, 2006 (US dollars in thousands except per share data):

	2006				2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Revenue	$22,012	$21,046	$18,528	$19,337	$16,611	$14,730	$12,209	$10,573
Recurring revenue	$14,507	$14,252	$12,734	$12,411	$9,393	$8,770	$8,434	$8,193
Recurring revenue	66%	68%	69%	64%	57%	60%	69%	78%
Operating income	$4,163	$4,349	$3,071	$3,624	$3,783	$2,379	$1,323	$400
Net income	$3,292	$2,544	$2,065	$5,577	$3,950	$2,210	$1,546	$16
Basic EPS	$0.16	$0.12	$0.12	$0.33	$0.26	$0.15	$0.11	$0.00
Diluted EPS	$0.15	$0.12	$0.12	$0.31	$0.24	$0.14	$0.10	$0.00

For the Eight Quarters Ended December 31, 2006

Revenue has steadily increased from $10.6 million to $22.0 million between the first quarter of 2005 and the fourth quarter of 2006. The increase in the first quarter of 2006 was primarily due to increased transaction processing related to new customers as well as volume increases and system sales relating to Medicare Part D.

Recurring revenue has increased over the past eight quarters from $8.2 million to $14.5 million as a result of increased transaction processing revenue from the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company’s outsourced transaction processing offering, as well as the organic growth of existing payer customers.

The recurring revenue percentage from the third and fourth quarters of 2005 were down compared to prior quarters primarily because both quarters had a larger mix of systems sales and professional services related to Medicare Part D recognized during those two quarters. The recurring revenue percentage increased in the first two quarters of 2006 primarily due to higher transaction processing volumes.

Operating income steadily increased from $0.4 million for the first quarter of 2005 to $3.8 million for the fourth quarter of 2005. Operating income declined for the first and second quarters of 2006 primarily due to the recognition of a one-time lease termination fee of $0.8 million. Operating income steadily increased in the second, third and fourth quarters of 2006 primarily due to the increased recurring revenue resulting from increased transaction volumes.

Net income has increased from $16,000 for the first quarter of 2005 to $5.6 million for the first quarter of 2006. Net income in the first quarter of 2006 was positively impacted by the recognition of $2.5 million of FTAs related to future taxable benefits that were determined by management to “more likely than not” to be realized in the future.

Net income decreased $3.5 million between the first and second quarters of 2006 primarily due to the recognition of the FTAs of $2.5 million in the first quarter of 2006, as well as the Company being fully taxable in the second and third quarters of 2006.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Net income increased $0.5 million between the second and third quarters of 2006 primarily due to an increase in revenue of $2.5 million, offset by increased costs of sales, increased taxes and $1.0 million in early termination payments related to the repayment of long-term debt and the write-off of the unamortized deferred financing costs.

Net income increased $0.7 million between the third and fourth quarters of 2006 primarily due to an increase in revenue of $1.0 million, partially offset by increased costs of sales and increased taxes.

Liquidity and Capital Resources

As of December 31, 2006, the Company had $70.9 million of cash and cash-equivalents compared to $36.0 million of cash and cash-equivalents at December 31, 2005. The $34.9 million improvement in the Company’s cash position was primarily the result of $38.7 million of cash generated from the public offering completed in June 2006, partially offset by cash used to pay off long-term liabilities.

Cash flows from operating activities

During 2006, the Company generated $18.0 million of cash through its operations, which primarily consisted of net income of $13.5 million adjusted for $4.1 million in amortization of capital and intangible assets, $2.0 million in stock-based compensation expense, the establishment of a future tax asset of $3.7 million, a $0.5 million dollar increase in working capital, the write-off of $0.8 million of deferred charges related to long-term debt and $0.8 million in deferred lease inducements. This is compared to cash generated during 2005 of $11.8 million through its operations, which primarily consisted of net income of $7.7 million adjusted for $3.4 million in amortization of capital and intangible assets, $0.8 million in stock-based compensation expense and a $1.1 million dollar increase in working capital, partially offset by a gain on the sale of the Milton, Ontario real property of $0.6 million and the establishment of an FTA of $0.7 million.

Cash flows from financing activities

During 2006, the Company generated $23.4 million of cash from financing activities, which primarily consisted of net proceeds from a public offering of $34.7 million, $1.4 million in tax benefits due to options exercises, and $0.4 million of cash received from the exercise of options, partially offset by the repayment of debt of $13.1 million. This is compared to cash generated during 2005 of $17.3 million of cash from financing activities, which primarily consisted of net proceeds from a private placement of $18.0 million and $0.4 million of cash received from the exercise of options, partially offset by the repayment of long-term liabilities of $1.1 million.

Cash flows from investing activities

During 2006, the Company used $6.4 million of cash for investing activities, which consisted of capital purchases to support increased ASP activity in addition to the relocation to new facilities. This is compared to cash used during 2005 of $22.8 million, which consisted primarily of $20.0 million for the acquisition of Health Business Systems, Inc. (“HBS”), $0.2 for the acquisition of a rebate line of business, $2.0 million of contingent consideration for HBS put in escrow, and $2.6 million in the purchase of capital assets, partially offset by $2.3 million in the proceeds from the disposal of capital assets.

Contractual Obligations

Contractual obligations of the Company are as follows:

		Less than	Years	Years	After
	Total	1 Year	1-3	4-5	Year 5
Operating Leases	$14,267,546	$1,200,450	$3,083,838	$2,838,889	$7,144,368

Total	$14,267,546	$1,200,450	$3,083,838	$2,838,889	$7,144,368

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements or derivative financial instruments.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Operating Lease Arrangement

In March 2006, in accordance with a lease provision, the Company gave notice to the lessor of the Company’s office located in Lombard, Illinois, to terminate the lease, effective June 30, 2007. The Company paid $0.8 million fee for this lease termination option and entered into a new lease agreement with a different lessor in Lisle, Illinois for an eleven year term beginning February 1, 2007. As part of the new lease agreement, the Company received certain lease inducements including $0.8 million in cash paid to the Company to cover the expenses incurred to terminate the Lombard lease and approximately $2.4 million of a tenant improvement allowance in 2006. See note 4 to the consolidated financial statements for more information.

In accordance with EIC-21, Accounting for Lease Inducements by the Lessee and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities, the lease inducements are recorded as a “Deferred lease inducement” liability on the balance sheet and will be amortized over the life of the lease term while the Lombard lease termination option payment was recognized as a one-time expense in the first quarter of 2006.

New Accounting Standards

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, which modifies the disclosure requirements of Section 3861, Financial Instruments - Disclosures and Presentation and Section 3863, Financial Instruments - Presentations, which carries forward unchanged the presentation requirements for financial instruments of Section 3861. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact these revised Sections will have on its consolidated financial statements.

In July 2006, the CICA replaced Section 1506, Accounting Changes, with a new section based on International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The objective of Section 1506 is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of the standard is effective from January 1, 2007 and is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2005, the CICA issued Handbook Section 3051, Investments, which replaces Handbook Section 3050, Investments. Section 3051 continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.

In January 2005, the CICA issued Section 3855, Financial Instruments - Recognition and measurement. Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard specifies when and to which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments. The adoption of the standard is effective from January 1, 2007 and the Company is evaluating the impact of the standard on its consolidated financial statements.

In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, purchase price allocation in connection with acquisitions, the carrying amount of intangibles and goodwill, and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates.

Revenue recognition. The Company's revenue is derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services.

Revenue from transaction processing includes ASP and switching services and is recognized as services are provided.

Revenue from software licenses is recognized when a license agreement is executed with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed related to arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are considered essential to the functionality of the software.

When services are considered essential to the functionality of the software, license and services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. It should be noted that a significant number of the Company’s license and services revenue are recognized under the percentage-of-completion method. If the Company does not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when final acceptance is received from the customer.

When services are not considered essential to the functionality of the software, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar volumes to a customer of similar size and nature on a stand-alone basis. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of services being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

Professional services revenues are recognized as the services are performed, generally on a time and material basis. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labor costs to complete the project.

Goodwill. Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on the fair value of such assets and liabilities. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Goodwill is not amortized, but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its goodwill impairment test at December 31, 2006 and 2005 and determined no impairment existed.

Impairment of long-lived assets. Long-lived assets, including capital assets and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No such events or changes in circumstances occurred during the years ended December 31, 2006 and 2005.

Valuation of Allowance for Doubtful Accounts. In assessing the valuation of the allowance for doubtful accounts, management reviews the collectibility of accounts receivable in aggregate and on an individual account-basis. Management then reviews the accounts receivable on an individual customer-basis to determine if events such as subsequent collections, discussions with management of the debtor companies, or other activities lead to the conclusion to either increase or decrease the calculated allowance. Any increase or decreased to the allowance are expensed to the income statement as a bad debt expense.

Future Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Risks Related to the Company’s Business and Industry

The Company’s future growth is dependent on further market acceptance and increased market penetration of its products. The Company’s business model depends on its ability to sell products and services. Achieving increased market acceptance of its products and services will require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by participants in the pharmaceutical supply chain. Additionally, pharmaceutical providers and payors, which may have invested substantial resources in other methods of conducting business and exchanging information, may be reluctant to purchase the Company’s products and services.

The Company cannot be assured that pharmaceutical providers and payors will purchase its products and services. If the Company fails to achieve broad acceptance of its products and services by pharmaceutical providers, payors and other healthcare industry participants, or if the Company fails to position its services as a preferred method for information management and pharmaceutical healthcare delivery, its business, financial condition and results of operations will be materially adversely affected.

The electronic healthcare information market is rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with one or more components of the Company’s offerings. The Company expects that additional companies will continue to enter this market. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, products and services. Because the markets for the Company’s products and services are evolving, the Company is not able to predict the size and growth rate of the markets with any certainty. The Company cannot be assured that the markets for its products and services will continue to grow or, if they do, that they will be strong and continue to grow at a sufficient pace. If markets fail to grow, grow more slowly than expected or become saturated with competitors, the Company’s business, financial condition and results of operations will be materially adversely affected.

Consolidation in the healthcare industry could materially, adversely affect the Company’s business, financial condition and results of operations. Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like the Company’s will become more intense, and the importance of establishing relationships with key industry participants will become greater. In the past the Company has lost customers as a result of industry consolidation. In addition, industry participants may try to use their market power to negotiate price reductions for the Company’s products and services. Further, consolidation of management and billing services through integrated delivery systems may decrease demand for the Company’s products. If the Company is forced to reduce its prices as a result of either an imbalance of market power or decreased demand for its products, its revenues would be reduced and the Company could become significantly less profitable.

Software products are susceptible to undetected errors or similar problems, which may cause the systems to fail to perform properly. Complex software such as the Company’s often contains defects or errors that are difficult to detect, even through testing, and despite testing, the existing and future software products may contain errors. The Company strives to regularly introduce new solutions and enhancements to its products and services. If any errors are detected before the Company introduces a product, it may have to delay commercial release for an extended period of time while the problem is addressed, and in some cases may lose sales as a result of the delay. If the Company does not discover software errors that affect its products until after they are sold and become operational, it would need to provide enhancements to correct such errors, which would result in unexpected additional expense and diversion of resources to remedy such errors.

Any errors in the Company’s software or enhancements, regardless of whether or when they are detected or remedied, may result in harm to its reputation, product liability claims, license terminations or renegotiations, or delays in, or loss of, market acceptance of our product offerings.

Furthermore, customers might use the Company’s software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when the Company’s software does not cause these problems, the existence of these errors might cause the Company to incur significant costs, divert the attention of its technical personnel from its development efforts, impact its reputation or cause significant customer relations problems.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The Company’s business strategy of expansion through acquisitions may result in unexpected integration costs, loss of business and/or dilution to existing shareholders. The Company looks to the acquisition of other businesses as a way to achieve its strategy of expanding its product offerings and customer base. The successful implementation of its acquisition strategy depends on the Company’s ability to identify suitable acquisition candidates, acquire companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. The Company is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates, or the likelihood that any potential acquisition will be completed. In addition, while the Company believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to:

•     a diversion of management's attention from other business concerns;

•	failure to effectively assimilate the acquired technology or assets into the Company’s business;

•	the potential loss of key employees or customers from either its current business or the business of the acquired company; and

•	the assumption of significant and/or unknown liabilities of the acquired company.

There can be no assurance that the Company will be able to successfully identify, consummate or integrate any potential acquisitions into its operations.

In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s future success depends upon its ability to grow, and if the Company is unable to manage its growth effectively, it may incur unexpected expenses and be unable to meet customers' requirements. An important part of the Company’s business strategy is to expand the scope of its operations, both organically and through acquisitions. The Company cannot be certain that its systems, procedures, controls and space will be adequate to support expansion of its operations, and may be unable to expand and upgrade its systems and infrastructure to accommodate any future growth. Growth in operations will place significant demands on the Company’s management, financial and other resources. The Company’s future operating results will depend on the ability of management and key employees to successfully manage changing business conditions and to implement and improve technical, administrative, financial control and reporting systems. The Company’s inability to finance future growth, manage future expansion or hire and retain the personnel needed to manage its business successfully could have a material adverse effect on its business, financial condition and results of operations.

If the Company is unable to compete successfully, its business, financial condition and results of operations will be adversely affected. The market for the Company’s products and services is fragmented, intensely competitive and is characterized by rapidly changing technology, evolving industry standards and user needs and the frequent introduction of new products and services. The Company competes on the basis of several factors, including: breadth and depth of services; reputation; reliability, accuracy and security of software programs; ability to enhance existing products and services; ability to introduce and gain market acceptance of new products and services quickly and in a cost-effective manner; customer service; price and cost-saving measures; and industry expertise and experience.

Some of the Company’s competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources. Furthermore, the Company expects that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. If competitors or potential competitors were to merge or partner with one another, the change in the competitive landscape could adversely affect the Company’s ability to compete effectively.

In addition, the healthcare information technology market is characterized by rapid technological change and increasingly sophisticated and varied customer needs. To successfully compete in this market, the Company must continue to enhance its existing products and services, anticipate and develop new technology that addresses the needs of existing and prospective customers and keep pace with changing industry standards on a timely and cost-effective basis. The development of proprietary technology entails significant technical and business risks, and may not be successful in using new technologies effectively or in adapting proprietary technology to evolving customer requirements or industry practice. Moreover, competitors may develop products that are more efficient, less costly, or otherwise better received by the market. The Company cannot be assured that it will be able to introduce new products in a timely manner, or at all, or that such products will achieve market acceptance.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

There can be no assurance that the Company will be able to compete successfully against current and future competitors or that the competitive pressures that it faces will not materially adversely affect its business, financial condition and results of operations.

The Company has limited experience with the informedRx expanded service offering, which could constrain its profitability. An important strategy is to increase the Company’s revenue per transaction. One of the ways in which the Company seeks to do this is through its informedRx expanded service offering. informedRx offers health plan sponsors a wide variety of pharmacy benefit management services. This service offering consists of benefit plan design, management and claims adjudication, retail pharmacy network management, formulary management, clinical services and rebate management. The Company is developing this business by leveraging its existing managed care customer base, technology platform and processing infrastructure. Because the Company does not have significant experience with offering and providing some of these services, there are considerable risks involved with this strategy.

The Company may be liable for the consequences of the use of incorrect or incomplete data that it provides. The Company provides data, including patient clinical information, to pharmaceutical providers for use in dispensing prescription drugs to patients. Third-party contractors provide the Company with most of this data. If this data is incorrect or incomplete, adverse consequences, including severe injury or death, may occur and give rise to product liability and other claims against the Company. In addition, a court or government agency may take the position that the Company’s delivery of health information directly, including through pharmaceutical providers, or delivery of information by a third-party site that a consumer accesses through websites, exposes the Company to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While the Company maintains product liability insurance coverage in an amount that it believes is sufficient for its business, no assurance can be given that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim brought against the Company that is uninsured or under-insured could materially harm its business, financial condition and results of operations. Even unsuccessful claims could result in substantial costs and diversion of management resources.

It is difficult to predict the length of the sales cycle for the Company’s healthcare software solutions. The length of the sales cycle for the Company’s healthcare software solutions is difficult to predict, as it depends on a number of factors, including the nature and size of the potential customer and the extent of the commitment being made by the potential customer. The Company’s sales and marketing efforts with respect to pharmaceutical providers and payors generally involve a lengthy sales cycle due to these organizations' complex decision-making processes. Additionally, in light of increased government involvement in healthcare and related changes in the operating environment for healthcare organizations, the Company’s current and potential customers may react by curtailing or deferring investments, including those for its services. In many cases, the acquisition of new business is dependent on successfully bidding pursuant to a competitive bidding process. If potential customers take longer than expected to decide whether to purchase the Company’s solutions, selling expenses could increase and revenues could decrease or be delayed, which could materially harm the Company’s business, financial condition and results of operations.

The Company’s operations are vulnerable to interruption by damage from a variety of sources, many of which are not within its control. The success of the Company’s business depends in part on its ability to operate its systems without interruption. The Company’s products and services are susceptible to all the threats inherent in computer software and other technology-based systems. Its systems are vulnerable to, among other things, power loss and telecommunications failures, software and hardware errors, failures or crashes, computer viruses and similar disruptive problems, and fire, flood and other natural disasters. Although it take precautions to guard against and minimize damage from these and other potential risks, including implementing disaster recovery systems and procedures, they are often unpredictable and beyond the Company’s control. Any significant interruptions in its services could damage the Company’s reputation in the marketplace and have a material adverse effect on its business, financial condition and results of operations.

The Company is dependent on key customers. The Company generates a significant portion of its revenue from a small number of customers, although for the year ended December 31, 2006 only one customer accounted for more than 10% of our revenue. However, there can be no guarantee that future revenue sources will be similarly diversified. If existing customers elect not to renew their contracts at the expiry of the current terms of those contracts, the Company’s recurring revenue base will be reduced, which could have a material adverse effect on the results of operations. Furthermore, the Company sells most of its computer software and services to pharmacy benefit management organizations, BCBS organizations, managed care organizations and retail/mail-order pharmacy chains. If the healthcare benefits industry or the Company’s customers in the healthcare benefits industry experience problems, they may curtail spending on the Company’s products and services and its business and financial results could be materially adversely affected. For example, the Company may suffer a loss of customers if there is any significant consolidation among firms in the healthcare benefits industry or other participants in the pharmaceutical supply chain or if demand for pharmaceutical claims processing services should decline.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The Company’s business depends on its intellectual property rights, and if it is unable to protect them, its competitive position may suffer. The Company does not have any patents on its technology. Nonetheless, the Company’s business plan is predicated on its proprietary systems and technology. Accordingly, protecting intellectual property rights is critical to the Company’s continued success and ability to maintain its competitive position. The Company protects its proprietary rights through a combination of trademark, trade secret and copyright law, confidentiality and non-disclosure agreements with employees, consultants, customers and suppliers, and limiting access to its trade secrets and technology. The Company cannot be assured that the steps taken will prevent misappropriation of its technology, which could have a material adverse effect on its competitive position. Also, despite efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company’s intellectual property by reverse-engineering the functionality of its systems or otherwise obtain and use information that the Company regards as proprietary. Policing unauthorized use of intellectual property is difficult and expensive, and the Company is unable to determine the extent, if any, to which piracy of its intellectual property exists.

In addition, the Company may have to engage in litigation in the future to enforce or protect its intellectual property rights, and may incur substantial costs and the diversion of management's time and attention as a result.

The Company may be unable to obtain, retain the right to use or successfully integrate third-party licensed technologies necessary for the use of its technology, which could prevent it from offering the products and services which depend upon those technologies. The Company depends upon third-party licenses for some of the technology used in its solutions, and intend to continue licensing technologies from third parties. These licenses might not continue to be available to the Company on commercially reasonable terms or at all. Most of these licenses can be renewed only by mutual consent and may be terminated if the Company breaches the terms of the license and fail to cure the breach within a specified period of time. The Company’s inability to obtain or renew any of these licenses could delay development of new product offerings or prevent the Company from selling its existing solutions until equivalent technology can be identified, licensed and integrated, or developed, and there is no assurance as to when the Company would be able to do so, if at all. Lack of access to required licenses from third parties could materially harm the Company’s business, financial condition and results of operations.

Most of the Company’s third-party licenses are non-exclusive. The Company’s competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete more effectively. The Company’s use of third-party technologies exposes it to risks associated with the integration of components from various sources into its solutions, such as unknown software errors or defects or unanticipated incompatibility with its systems and technologies. In addition, if the Company’s vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, are unable to continue their business, decide to discontinue dealings with the Company or are acquired by a competitor or other party that does not wish to deal with the Company, the Company might not be able to modify or adapt its own solutions to use other available technologies in a timely manner, if at all.

The Company may become subject to claims that it infringes the intellectual property rights of others, which, even if not successful, could have a material adverse impact on the business. The Company could be subject to intellectual property infringement claims from third parties as the number of competitors grows and its applications' functionality overlaps with competitor products. There has been a substantial amount of intellectual property litigation in the information technology industries. While the Company does not believe that it has infringed or is infringing on any proprietary rights of third parties, it can give no assurance that infringement claims will not be asserted against it or that those claims will be unsuccessful. Even if a claim brought against the Company is ultimately unsuccessful, the Company could incur substantial costs and diversion of management resources in defending any infringement claims. Furthermore, a party making a claim against the Company could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block the ability to develop and market products and services. The Company may be required to license additional intellectual property from third parties in order to continue using its products, and cannot give assurance that it will be able to obtain such licenses on commercially reasonable terms, or at all. In many of its contracts with customers, the Company has agreed to indemnify its customers against any losses that they may incur in the event that the products or services are alleged to infringe third-party patents or other proprietary rights.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The Company is subject to a number of existing laws, regulations, and industry initiatives, future changes in or non-compliance with which could adversely affect its business, financial condition and results of operations. As a participant in the healthcare industry, the Company’s operations and relationships, and those of its customers, are regulated by a number of federal, state, provincial and local statutes or regulatory requirements. The Company is directly and indirectly subject to these statutes and regulations. The Company’s inability to ensure compliance could adversely affect the marketability of its products or expose it to liability. In addition, in many of its ASP contracts, the Company has agreed with its customers not to use information obtained by the Company in a way that contravenes patient privacy and similar laws. It is possible that a review by courts or regulatory authorities of the Company’s business practices or those of its customers could result in a determination that could materially adversely affect the Company.

The Company cannot predict whether or when future healthcare reform initiatives by US federal or state, Canadian or other foreign regulatory authorities will be proposed, enacted or implemented or what impact those initiatives may have on the business, financial condition or results of operations.

Future changes in laws or regulations in the healthcare industry could adversely affect the Company’s business. The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. For example, the Balanced Budget Act of 1997 (Public Law 105-32) contained significant changes to Medicare and Medicaid and had an impact for several years on healthcare providers' ability to invest in capital intensive systems. In addition, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and Canadian privacy statutes directly impact the healthcare industry by requiring various security and privacy measures in order to ensure the protection of patient health information. More recently, increased government involvement in healthcare, such as the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Deficit Reduction Act of 2005, and other US initiatives at both the federal and state level could lower reimbursement rates and otherwise change the business environment of the Company’s customers and the other entities with which it has a business relationship. Further, existing laws and regulations are subject to changing interpretation by courts, regulatory agencies, and agency officials. These factors affect the purchasing practices and operation of healthcare organizations. US federal and state legislatures have periodically considered programs to reform or amend the US healthcare system and to change healthcare financing and reimbursement systems. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our product offerings. The healthcare industry is expected to continue to undergo significant changes for the foreseeable future, and the Company cannot predict the effect of possible future legislation and regulation on its business, financial condition and results of operations.

If the Corporation is characterized as a passive foreign investment company (“PFIC”), its shareholders may be subject to adverse US federal income tax consequences. The Corporation does not expect to be a PFIC for US federal income tax purposes for its current taxable year. However, it must make a separate determination each year as to whether it is a PFIC and the Corporation cannot assure that it will not be a PFIC for its current taxable year or any future taxable year. A non-US corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of the Corporation’s assets may be determined in large part by the market price of its common shares, which is likely to fluctuate. In addition, the composition of the Corporation’s income and assets will be affected by how, and how quickly, the Corporation uses the cash it raised in its July 2006 common share offering.

In general, if the Corporation is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the United States Internal Revenue Code of 1986, as amended (the “Code”)) paid on the securities must be ratably allocated to each day in a US taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such US taxpayer’s holding period for the securities generally will be subject to US federal income tax at the highest tax applicable to ordinary income in each such prior year, and the US taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a US taxpayer that makes a timely qualified electing fund (“QEF”) election with respect to a PFIC in which the US taxpayer owns shares generally will be subject to US federal income tax on such taxpayer’s pro rata share of the PFIC’s “net capital gain” and “ordinary earnings” (as specifically defined under the Code), regardless of whether such amounts are actually distributed by the PFIC. US taxpayers should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements or that it will supply U.S. taxpayers with the required information under the QEF rules, in event that the Corporation is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a US taxpayer may make a “mark-to-market election” if the Corporation is a PFIC and its shares are “marketable stock” (as specifically defined under the Code). In general, a US taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such shares. QEF and mark-to-market elections are generally not available with respect to warrants or convertible securities of a PFIC.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The foregoing description is a general description only, and does not seek to describe in detail the tax consequences to US investors if the Corporation should be or become a PFIC, or any other potential US tax consequences of purchasing, holding or disposing of securities of the Corporation. Investors should consult their tax advisors concerning these potential tax consequences.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation. In order to maintain the Corporation’s current status as a foreign private issuer for US securities law purposes, a majority of the Corporation’s common shares must be either directly or indirectly owned by non-residents of the United States, as the Corporation does not currently satisfy any of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its shares are held in the US and the Corporation continues to fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under US securities laws as a US domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on US domestic issuer forms with the US Securities and Exchange Commission (“SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. The Corporation may also be required to prepare its financial statements in accordance with US generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if the Corporation engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Corporation to file resale registration statements with the SEC as a condition to any such financing.

If the Company’s security is breached, outsiders could gain access to information it is required to keep confidential, the Company could be subject to liability and customers could be deterred from using its services. The Company’s business relies on using the Internet to transmit confidential information. However, the difficulty of securely transmitting confidential information over the Internet has been a significant barrier to engaging in sensitive communications over the Internet, and is an important concern of existing and prospective customers. Publicized compromise of Internet security, including third-party misappropriation of patient information or other data, or a perception of any such security breach, may deter people from using the Internet for these purposes, which would result in an unwillingness to use the Company’s systems to conduct transactions that involve transmitting confidential healthcare information. Further, if the Company is unable to protect the physical and electronic security and privacy of its databases and transactions, it could be subject to potential liability and regulatory action, its reputation and customer relationships would be harmed, and its business, operations and financial results may be materially adversely affected.

The Company is highly dependent on senior management and key employees. Competition for employees in the industry is intense, and the Company may not be able to attract and retain the highly skilled employees that it needs to support its business. The Company’s success largely depends on the skills, experience and continued efforts of its management and other key personnel, and on its ability to continue to attract, motivate and retain highly qualified individuals. Competition for senior management and other key personnel is intense, and the pool of suitable candidates is limited. If the Company loses the services of one or more of its key employees, it may not be able to find a suitable replacement and its business, financial condition and results of operations could be materially adversely affected.

The Company’s actual financial results may vary from publicly disclosed forecasts. The Company’s actual financial results may vary from publicly disclosed forecasts and these variations could be material and adverse. The Company periodically provides guidance on future financial results. The Company’s forecasts reflect numerous assumptions concerning its expected performance, as well as other factors, which are beyond its control and which may not turn out to be correct. Although the Company believes that the assumptions underlying its guidance and other forward-looking statements were and are reasonable when such statements are made, actual results could be materially different. The Company’s financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this annual report and the incorporated documents. If the Company’s actual results vary from announced guidance, the price of its common shares may decline, and such a decline could be substantial. The Company does not undertake to update any guidance or other forward-looking information it may provide.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The Company may experience fluctuations in its financial results because of timing issues associated with its revenue recognition policy. A portion of the Company’s revenues are derived from system sales, in respect of which revenue is recognized upon execution of a license agreement and shipment of the software, as long as all vendor obligations have been satisfied and collection of license fees is probable. As the costs associated with system sales are minimal, revenue and income may vary significantly based on the timing of recognition of revenue. Given that revenue from these projects is often recognized using the percentage of completion method, the Company’s revenue from these projects can vary substantially on a monthly and quarterly basis. Accordingly, the timing and delivery requirements of customers' orders may have a material effect on the Company’s operations and financial results during any reporting period. In addition, to the extent that the costs required to complete a fixed price contract exceed the quoted price, the Company’s results may be materially adversely affected.

The Company may not have sufficient capital to fund its future requirements, and may not be able to access additional capital. The Company’s future capital requirements will depend on many factors, including its product development programs. In order to meet capital requirements in excess of its available capital, the Company will consider additional public or private financings (including the issuance of additional equity securities). There can be no assurance that additional funding will be available or, if available, that it will be available on commercially acceptable terms. If adequate funds are not available, the Company may have to substantially reduce or eliminate expenditures for marketing, research and development and testing of proposed products, or obtain funds through arrangements with partners that require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted. A lack of liquidity and an inability to raise capital when needed would have a material adverse impact on the Company’s ability to continue its operations or expand its business.

If the Company is required to write-off goodwill or other definite-lived intangible assets, its financial position and results of operations would be adversely affected. The Company periodically evaluates goodwill and other intangible assets for impairment. In the future, the Company may take charges against earnings in connection with goodwill or other intangible assets arising from acquisitions. Any determination requiring the write-off of a significant portion of its goodwill or other intangible assets could adversely affect the Company’s results of operations and financial condition.

The Company’s tax filings are subject to possible review, audit and/or reassessment and it may be liable for additional taxes, interest or penalties if the final tax outcome is different from those provided for in its filings. Although the Company’s primary operations are in the United States, it also has operations in Canada. The Company’s income tax liability is therefore a consolidation of the tax liabilities it expects to have in various locations. The tax rate is affected by the profitability of operations in all locations, tax rates and systems of the countries in which the Company operates, tax policies and the impact of certain tax planning strategies which the Company has implemented or may implement. To determine its worldwide tax liability, the Company makes estimates of possible tax liabilities. The Company’s tax filings, positions and strategies are subject to review by local or international tax authorities and the outcomes of such reviews are uncertain. In addition, these audits generally take place years after the period in which the tax provision in question was provided and it may take a substantial amount of time before the final outcome of any audit is known. Future final tax outcomes could also differ materially from the amounts recorded in the financial statements. These differences could have a material effect on the Company’s financial position and net income in the period such determination is made.

Controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2006, the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Canadian Securities Administrators and have concluded that such controls and procedures are effective and provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the annual filings were being prepared.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Management is also responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and, with regard to note 15 to the consolidated financial statements, in accordance with US GAAP. Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of the end of the period covered by the annual filings and believes the design to be sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. The Company is required to disclose changes in internal control over financial reporting that occurred during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Under the leadership of its CFO, Jeffrey Park, the Company has designed and implemented a number of changes in the Company’s internal control over financial reporting during the most recent interim period. These changes relate to matters that are not uncommon for an organization of the Company’s size. These changes have addressed procedures, segregation of duties and documentation in areas including general controls, IT controls, revenue recognition and tax. The CEO and CFO have provided certifications regarding any material deficiencies in the Company’s financial reporting for the year ending December 31, 2006.

Additional information

Additional information regarding the Company’s financial statements and activities, including the Company’s annual information form, are available at www.sedar.com.